(As filed with the Securities and Exchange Commission on June 30, 2003)

                                                               File No. 70-10122

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

              -----------------------------------------------------

                                   FORM U-1/A

                                 AMENDMENT NO. 2
                                       TO
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                FirstEnergy Corp.
                    Ohio Edison Company and its Subsidiaries
        The Cleveland Electric Illuminating Company and its Subsidiaries
                 The Toledo Edison Company and its Subsidiaries
                           Pennsylvania Power Company
                   American Transmission Systems, Incorporated
                        Northeast Ohio Natural Gas Corp.
                    FE Acquisition Corp. and its Subsidiaries
                FirstEnergy Properties, Inc. and its Subsidiaries
         FirstEnergy Facilities Services Group, LLC and its Subsidiaries
                                FE Holdings, LLC
                                   FELHC, Inc.
                     FirstEnergy Securities Transfer Company
                      FirstEnergy Nuclear Operating Company
                FirstEnergy Solutions Corp. and its Subsidiaries
                          FirstEnergy Generation Corp.
                 FirstEnergy Ventures Corp. and its Subsidiaries
                 Marbel Energy Corporation and its Subsidiaries
                            Centerior Indemnity Trust
                            Centerior Service Company
                           FirstEnergy Service Company
            Jersey Central Power & Light Company and its Subsidiaries
               Pennsylvania Electric Company and its Subsidiaries
                Metropolitan Edison Company and its Subsidiaries
                            York Haven Power Company
                     Waverly Electric Power & Light Company
                     GPU Capital, Inc. and its Subsidiaries
                     GPU Electric, Inc. and its Subsidiaries
               GPU Diversified Holdings, LLC and its Subsidiaries
                           GPU Enertech Holdings, Inc.

                      GPU Power, Inc. and its Subsidiaries
                 GPU Telcom Services, Inc. and its Subsidiaries
                                GPU Nuclear, Inc.
                      MYR Group, Inc. and its Subsidiaries
                              76 South Main Street
                                Akron, Ohio 44308

                  (Names of companies filing this statement and
                     address of principal executive offices)

     ----------------------------------------------------------------------

                                FIRSTENERGY CORP.

          (Name of top registered holding company parent of applicant)

       -------------------------------------------------------------------

               Leila L. Vespoli              Douglas E. Davidson, Esq.
          Senior Vice President And           Thelen Reid & Priest LLP
               General Counsel                    875 Third Avenue
              FirstEnergy Corp.                New York, New York 10022
             76 South Main Street
              Akron, Ohio 44308

                   (Names and addresses of agents for service)

       -------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS...................................2

   1.1  INTRODUCTION...........................................................2

   1.2  CURRENT FINANCING AUTHORIZATION........................................3

   1.3  FINANCIAL INFORMATION..................................................5

   1.4  SUMMARY OF REQUESTED APPROVALS.........................................6

   1.5  PARAMETERS APPLICABLE TO EXTERNAL FINANCING TRANSACTIONS...............8

   1.6  DESCRIPTION OF SPECIFIC TYPES OF FINANCING............................10

   1.7  FINANCING SUBSIDIARIES................................................16

   1.8  UTILITY SUBSIDIARY FINANCING..........................................17

   1.9  NON-UTILITY SUBSIDIARY FINANCINGS.....................................19

   1.10 GUARANTEES............................................................19

   1.11 CONTINUATION OF THE MONEY POOLS.......................................20

   1.12 TAX ALLOCATION AGREEMENT..............................................23

   1.13 CHANGES IN CAPITAL STOCK OF MAJORITY OWNED SUBSIDIARIES...............25

   1.14 PAYMENT OF DIVIDENDS AND OTHER PAYMENTS OUT OF CAPITAL AND
        UNEARNED SURPLUS......................................................26

   1.15 INVESTMENT IN NON-UTILITY SUBSIDIARIES................................26

   1.16 SALE OF CERTAIN GOODS AND SERVICES OUTSIDE THE UNITED STATES..........28

   1.17 APPROVAL FOR SUBSIDIARY REORGANIZATIONS...............................30

   1.18 EXEMPTION FROM SECTION 13(B)..........................................31

   1.19 REPORTS PURSUANT TO RULE 24...........................................32

ITEM 2. FEES, COMMISSIONS AND EXPENSES........................................36

ITEM 3. APPLICABLE STATUTORY PROVISIONS.......................................36

   3.1  GENERAL...............................................................36

   3.2  RULES 53 AND 54.......................................................36

ITEM 4. REGULATORY APPROVALS..................................................38

   4.1  EXTERNAL FINANCING....................................................38

   4.2  UTILITY MONEY POOL....................................................38

   4.3  TAX ALLOCATION AGREEMENT..............................................39

ITEM 5. PROCEDURE.............................................................39

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.....................................39

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS...............................43

     The Application-Declaration filed in this proceeding on April 11, 2003, as amended and restated in its entirety by Amendment No. 1, filed on June 2, 2003, is hereby further amended and restated in its entirety to read as follows:


ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTIONS
          ------------------------------------

          1.1 Introduction. By Order dated October 29, 2001 in File No. 70-9793 (Holding Co. Act Release No. 27459) as supplemented by supplemental orders dated November 8, 2001 (Holding Co. Act Release No. 27463) and December 23, 2002 (Holding Co. Act Release No. 27628) (as so supplemented, the "Merger Order"), the Commission authorized the merger between FirstEnergy Corp., an Ohio corporation ("FirstEnergy"), and GPU, Inc., a Pennsylvania corporation ("GPU"). The merger became effective on November 7, 2001, with FirstEnergy as the surviving entity, and FirstEnergy registered under the Act as a holding company on the same day. The Merger Order also authorized FirstEnergy and its subsidiaries to engage in a program of external financing, intrasystem financing, and other related transactions for the period through and including June 30, 2003.

     As a result of the merger, FirstEnergy directly or indirectly owns all of the outstanding common stock of ten electric utility subsidiaries, Ohio Edison Company ("Ohio Edison"), The Cleveland Electric Illuminating Company ("Cleveland Electric"), The Toledo Edison Company ("Toledo Edison"), American Transmission Systems, Incorporated ("ATSI"), Jersey Central Power & Light Company ("JCP&L"), Pennsylvania Electric Company ("Penelec"), Metropolitan Edison Company ("Met-Ed"), Pennsylvania Power Company ("Penn Power"), York Haven Power Company ("York Haven"), and The Waverly Electric Power & Light Company ("Waverly Electric"), which together provide service to approximately 4.3 million retail and wholesale electric customers in a 37,200 square-mile area in Ohio, New Jersey, New York and Pennsylvania; and one gas utility subsidiary, Northeast Ohio Natural Gas Corp. ("NONGC"), which provides gas distribution and transportation service to approximately 5,000 customers in central and northeast Ohio. FirstEnergy's electric and gas utility subsidiaries are referred to herein collectively as the "Utility Subsidiaries." Ohio Edison, Cleveland Electric, Toledo Edison, JCP&L, Penelec, Penn Power and Met-Ed are sometimes referred to herein as the "Primary Utility Subsidiaries."

     FirstEnergy's principal non-utility subsidiaries are FirstEnergy Solutions Corp. ("FES"), FirstEnergy Facilities Services Group, LLC ("FEFSG"), MYR Group, Inc. ("MYR"), FirstEnergy Ventures Corp. ("FE Ventures"), MARBEL Energy Corporation ("MARBEL"), FirstEnergy Nuclear Operating Company ("FENOC"), GPU Capital, Inc. ("GPU Capital"), GPU Power, Inc. ("GPU Power"), and FirstEnergy Service Company ("FE ServCo"). FES provides energy-related products and services and, through FirstEnergy Generation Corp. ("FE GenCo"), an "exempt wholesale generator" ("EWG") under Section 32 of the Act, operates FirstEnergy's non-nuclear generation business. FENOC operates the Utility Subsidiaries' nuclear generating facilities. FEFSG is the parent company of several heating, ventilating, air conditioning and energy management companies, and MYR is a utility infrastructure construction service company. FE Ventures owns direct and indirect interests in a number of telecommunications-related subsidiaries. MARBEL, an exempt holding company, owns all of the outstanding common stock of

NONGC. Through GPU Capital and GPU Power, FirstEnergy owns and operates utility transmission and distribution systems that are exempt "foreign utility companies" ("FUCOs") under Section 33 of the Act. FE ServCo provides legal, financial and other corporate support services to affiliated FirstEnergy companies. As used in this Application/Declaration, the term "Non-Utility Subsidiaries" includes the non-utility subsidiaries named immediately above and their respective subsidiaries, as well as any other non-utility company hereafter acquired or formed, directly or indirectly, by FirstEnergy pursuant to Rule 58 or pursuant to an order of the Commission (including the order approving this Application/Declaration).

     The Utility Subsidiaries and Non-Utility Subsidiaries are referred to collectively as the "Subsidiaries." FirstEnergy and the Subsidiaries are referred to collectively as the "Applicants."

          1.2 Current Financing Authorization. Under the Merger Order, in addition to approving the merger and transactions relating to the merger, the Commission also authorized FirstEnergy and the Subsidiaries to engage in the following transactions for the period through and including June 30, 2003:

          (a) FirstEnergy is authorized to issue and sell from time to time additional shares of common stock, preferred securities, long-term debt, short-term debt and other securities in an aggregate amount at any time outstanding not to exceed $8 billion (not including shares of common stock issued in connection with the merger or pursuant to FirstEnergy's dividend reinvestment plan and other stock ownership plans, as described herein).

          (b) FirstEnergy is authorized to issue one purchase right (a "Right") together with each share of common stock issued in accordance with the authorization pursuant to FirstEnergy's existing Rights Agreement ("Rights Agreement").

          (c) FirstEnergy is authorized to issue 30 million shares of common stock pursuant to its dividend reinvestment and stock-based management incentive and employee benefit plans ("Stock Plans").

          (d) FirstEnergy is authorized to enter into and perform interest rate hedging transactions ("Hedge Instruments") to manage volatility of interest rates associated with its outstanding indebtedness and with respect to anticipated debt offerings ("Anticipatory Hedges").

          (e) ATSI and NONGC are authorized to issue and sell additional debt or preferred securities on the same terms and conditions as FirstEnergy in an aggregate amount at any time outstanding not to exceed $500 million in the case of ATSI and $200 million in the case of NONGC.(1)

          (f) To the extent not exempt under Rule 52, the Utility Subsidiaries are authorized to enter into and perform Hedge Instruments and Anticipatory Hedges subject to the same limitations applicable to FirstEnergy.

----------
(1) Under the Merger Order, these securities are included in determining compliance with the overall financing limitation of $8 billion for FirstEnergy referenced above.

          (g) FirstEnergy is authorized to issue guarantees and provide other forms of credit support with respect to obligations of its Subsidiaries ("FirstEnergy Guarantees") and Non-Utility Subsidiaries are authorized to issue guarantees and provide other forms of credit support with respect to obligations of other Non-Utility Subsidiaries ("Non-Utility Subsidiary Guarantees") in an aggregate amount at any time outstanding not to exceed $4 billion, exclusive of any guarantees that are exempt under Rules 45(b) and 52(b) or that were issued by FirstEnergy or GPU prior to the Merger.

          (h) FirstEnergy is authorized to establish and fund a money pool ("Utility Money Pool") for the Utility Subsidiaries and, to the extent not exempt under Rule 52, the Utility Subsidiaries are authorized to make borrowings from and extend credit to each other through the Utility Money Pool. In addition, FirstEnergy is authorized to establish and fund a separate money pool ("Non-Utility Money Pool") for the benefit of the Non-Utility Subsidiaries.

          (i) FirstEnergy and the Non-Utility Subsidiaries are authorized to make loans to less than wholly-owned Non-Utility Subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital.

          (j) The Applicants are authorized to acquire, directly or indirectly, the equity securities of one or more entities ("Financing Subsidiaries") created specifically for the purpose of facilitating the financing of authorized and exempt activities of the Applicants through the issuance of long-term debt, preferred securities and other equity securities to third parties and to provide guarantees and enter into expense agreements with respect to the securities or other obligations of Financing Subsidiaries. Financing Subsidiaries are authorized to transfer proceeds of any financing to their respective parent companies.

          (k) The Applicants are authorized to organize and acquire the securities of one or more first-tier subsidiary companies ("Non-Utility Holding Companies") to act as holding companies for non-utility investments and to engage in internal reorganization transactions involving transfers of non-utility assets and Non-Utility Subsidiaries to Non-Utility Holding Companies.(2)

          (l) The Applicants are authorized to change the capitalization of FirstEnergy's 50% or more owned Subsidiaries.

          (m) FirstEnergy and certain of the Utility Subsidiaries are authorized to declare and pay dividends out of capital and unearned surplus in an amount up to $155 million, and Non-Utility Subsidiaries are authorized to declare and pay dividends out of capital and unearned surplus to the extent permitted under state law, subject to a reservation of jurisdiction over such dividends by any Non-Utility Subsidiary that derives a material part of its revenue from the sale of goods, services, electricity, or natural gas to any of the Utility Subsidiaries.

----------
(2) The current first-tier subsidiaries of FirstEnergy that are considered Non-Utility Holding Companies within the meaning of the Merger Order are FE Ventures, FEFSG, Marbel HoldCo, Inc., OES Ventures, Inc., Centerior Communications Holdings, Inc., FE Acquisition Corp., E-L Enterprises, Inc., and GPU Diversified Holdings LLC.

          (n) The Commission reserved jurisdiction over the Applicants' proposal to enter into a tax allocation agreement that would not conform in all respects to the requirements of Rule 45(c).

          (o) The Applicants are authorized to acquire, directly or indirectly, the securities of one or more companies ("Intermediate Subsidiaries") organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of securities of or other interests in one or more EWGs, FUCOs, "exempt telecommunications companies" ("ETCs"), energy-related companies under Rule 58 ("Rule 58 Subsidiaries"), and other Non-Utility Subsidiaries, and such Intermediate Subsidiaries are authorized to engage in preliminary development activities and administrative activities related to such entities, subject to a limitation on expenditures for preliminary development activities of $300 million outstanding at any one time.

          (p) Certain Non-Utility Subsidiaries (referred to as "Energy Related Companies") are authorized to engage in energy management and consulting activities anywhere outside the United States and energy marketing and related activities in Canada and Mexico.

          (q) FE ServCo and the Non-Utility Subsidiaries are authorized to sell goods and services to associate companies at market prices determined without regard to the seller's cost in certain specified circumstances.

          (r) FEFSG is authorized to provide maintenance and repair services to FirstEnergy's pre-merger Utility Subsidiaries (namely, Ohio Edison, Toledo Edison, Cleveland Electric, Penn Power, NONGC and ATSI) under certain existing arrangements, as well as any extensions, additions and replacements of such arrangements, at market prices determined without regard to FEFSG's cost (the "At-Market Service Arrangements").

     In addition, by orders dated May 21, 2001 (Holding Co. Act Release No. 27401), May 2, 2001 (Holding Co. Act Release No. 27391), December 15, 2000 (Holding Co. Act Release No. 27302), June 22, 1999 (Holding Co. Act Release No. 26544), December 22, 1997 (Holding Co. Act Release No. 26801) and July 17, 1996 (Holding Co. Act Release No. 26544) in File No. 70-7926 (collectively, the "Prior GPU Order"), JCP&L, Met-Ed and Penelec are currently authorized to issue and sell from time to time through December 31, 2003 commercial paper and other forms of short-term indebtedness having maturities of not more than nine months, and to provide security for such indebtedness, in an aggregate principal amount at any time outstanding not to exceed, in the case of JCP&L, the limitation on short-term indebtedness contained in its charter ($428 million as of December 31, 2002) and $150 million in the case of each of Penelec and Met-Ed.

     The order issued in this proceeding will supersede and replace the current authorization of the Applicants under the Merger Order and the Prior GPU Order to engage in the financing activities and related transactions described above.

          1.3 Financial Information. FirstEnergy is authorized under its Amended Articles of Incorporation (Exhibit A-1 hereto) to issue 375,000,000 shares of common stock, par value $.10 per share ("Common Stock"), of which 297,636,276 shares were issued and outstanding as of May 9, 2003. FirstEnergy is also authorized under its Amended Articles of Incorporation to issue 5,000,000 shares of preferred stock, par value $100 per share ("Preferred Stock"), of which none are currently issued and outstanding. In addition, at March 31, 2003, FirstEnergy had outstanding $4,300,000,000 principal amount of senior unsecured notes having various maturity dates through 2032, and $445 million of unsecured borrowings under a $500 million revolving credit facility that expires in November 2004.

     FirstEnergy's consolidated capitalization (including short-term debt) at March 31, 2003 was as follows:

----------------------------------------------------------------------------
Common Stock                        $7,262,260,000                    33.70%
----------------------------------------------------------------------------
Preferred Stock                       $765,363,000                     3.55%
----------------------------------------------------------------------------
Long-term Debt                     $12,666,967,000                    58.78%
----------------------------------------------------------------------------
Short-term Debt*                      $855,327,000                     3.97%
----------------------------------------------------------------------------
     Total                         $21,549,917,000                   100.00%
---------------------------------------------------------------------------

     * Including current portion of Long-term Debt and Preferred Stock.

FirstEnergy's senior unsecured debt is currently rated BBB- by Standard & Poor's Inc. ("S&P") and Baa2 by Moody's Investor Service ("Moody's").

     For the twelve months ended December 31, 2002, FirstEnergy had total operating revenues of $12,151,997,000, of which $9,165,805,000 (75.4%) were derived from electric utility operations and $2,986,192,000 (24.6%) from unregulated businesses. At December 31, 2002, FirstEnergy had total consolidated assets of $33,580,773,000, including net utility plant of $11,820,797,000.

          1.4 Summary of Requested Approvals. This Application/Declaration seeks the authorization and approval of the Commission with respect to the ongoing financing activities, the provision of intra-system services and guarantees, certain investments and other matters pertaining to FirstEnergy and its Subsidiaries through the period ending December 31, 2005 (the "Authorization Period"). Specifically, it is requested that the Commission authorize:

          (a) External Securities of FirstEnergy. FirstEnergy to increase its capitalization by issuing and selling from time to time during the Authorization Period, directly or indirectly through one or more Financing Subsidiaries: (i) additional Common Stock and/or options, warrants, equity-linked securities or stock purchase contracts convertible into or exercisable for Common Stock, (ii) Preferred Stock and other forms of preferred securities (including trust preferred securities) (collectively, "Preferred Securities"), (iii) new long-term debt securities having maturities of one year or more up to 50 years ("Long-term Debt"), and (iv) commercial paper, promissory notes and other forms of short-term indebtedness having maturities of less than one year ("Short-term Debt") in an aggregate amount not to exceed $4.5 billion (excluding securities issued for purposes of refunding or replacing other outstanding securities where

FirstEnergy's capitalization is not increased as a result thereof),(3) provided that the aggregate amount of Short-term Debt at any time outstanding shall not exceed $1.5 billion;

          (b) Interest Rate Hedging Transactions. FirstEnergy to enter into and perform Hedge Instruments and Anticipatory Hedges to manage volatility of interest rates associated with its and its Subsidiaries' outstanding indebtedness and anticipated debt offerings;

          (c) Employee/Shareholder Plans. FirstEnergy to issue and/or purchase on the open market for purposes of reissuance up to 30 million shares of Common Stock and/or stock options or other stock-based awards exercisable for Common Stock pursuant to Stock Plans maintained by FirstEnergy for the benefit of shareholders, officers, directors and employees, all as more specifically described below;

          (d) Rights Agreement. FirstEnergy to issue one Right together with each new share of Common Stock issued in accordance with the authority requested;

          (e) Utility Subsidiary Short-term Debt. JCP&L, Penn Power, Met-Ed, Penelec, ATSI and NONGC to issue and sell Short-term Debt from time to time in an aggregate principal amount at any time outstanding not to exceed (i) in the case of JCP&L and Penn Power, the limitation on short-term indebtedness contained in their respective charters ($428 million and $50 million, respectively, as of December 31, 2002), (ii) $250 million in the case of each of Penelec and Met-Ed, (iii) $500 million in the case of ATSI, and (iv) in the case of NONGC, the lesser of (A) five percent of the par value of the other stocks, bonds, notes or other evidences of indebtedness of NONGC and (B) $2 million;

          (f) FirstEnergy Guarantees. FirstEnergy to provide FirstEnergy Guarantees on behalf of its Subsidiaries in an aggregate amount which, taking into account any Non-Utility Subsidiary Guarantees, will not exceed $4.0 billion outstanding at any time;

          (g) Money Pools. FirstEnergy to maintain and continue funding the Utility Money Pool and Non-Utility Money Pool (together, the "Money Pools"), and, to the extent not exempt under Rule 52, the Subsidiaries to borrow and extend credit to each other through the Money Pools (and in connection therewith, to issue and acquire demand notes evidencing such borrowings and extensions of credit);

          (h) Loans to Less Than Wholly-Owned Non-Utility Subsidiaries. FirstEnergy and the Non-Utility Subsidiaries to make loans to less than wholly-owned Non-Utility Subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital;

----------
(3) The Commission has previously authorized new financing requests expressed in terms of additions or increments to capitalization. See SCANA Corporation, Holding Company Act Release No. 27649 (Feb. 12, 2003). FirstEnergy contemplates that up to $2 billion of the requested amount of new equity and long-term debt financing may be used in connection with the offer and sale from time to time of the securities registered on Form S-3 filed with the Commission on March 17, 2003 (File No. 333-103865).

          (i) Tax Allocation Agreement. Applicants to enter into a tax allocation agreement (the "Tax Allocation Agreement") with respect to tax year 2002 and later years that does not conform in all respects to the requirements of Rule 45(c);

          (j) Changes in Subsidiary Capitalization. Applicants to change the capitalization of any Subsidiary 50% or more of whose stock is held by any Applicant;

          (k) Dividends from Capital or Unearned Surplus. Non-Utility Subsidiaries to declare and pay dividends out of capital or unearned surplus, subject to certain restrictions;

          (l) Investments in Energy-Related Companies. FirstEnergy to make future investments in Energy Related Companies(4) and certain other types of Non-Utility Subsidiaries;

          (m) Preliminary Development Activities. FirstEnergy to expend, directly or through Non-Utility Subsidiaries, up to $300 million at any time on preliminary development activities relating to potential new investments in non-utility businesses;

          (n) Activities Outside the United States. Energy Related Companies to engage in certain non-utility energy activities within and outside the United States;

          (o) Consolidation of Non-Utility Subsidiaries. FirstEnergy to consolidate the direct and indirect ownership interests in certain existing non-utility businesses and former subsidiaries of GPU under one or more existing or future Non-Utility Holding Companies;

          (p) Exemptions from At-Cost Pricing. Non-Utility Subsidiaries to provide services and sell goods to each other at market prices determined without regard to cost in certain specified circumstances; and extension of the interim exemption through December 31, 2003, from at-cost pricing to allow FEFSG to continue to provide maintenance and repair services to FirstEnergy's pre-merger Utility Subsidiaries (namely, Ohio Edison, Toledo Edison, Cleveland Electric, Penn Power, NONGC and ATSI) under At-Market Service Arrangements.

          1.5 Parameters Applicable to External Financing Transactions. Authorization is requested herein to engage in certain financing transactions during the Authorization Period for which the specific terms and conditions are not at this time known, and which may not be covered by Rule 52, without further prior approval by the Commission (except to the extent a specific request for reservation of jurisdiction is made herein). The following general terms will be applicable where appropriate to the financing transactions requested to be authorized hereby (including, without limitation, securities issued for the purpose of refinancing or refunding outstanding securities of the issuer):(5)

----------
(4) An Energy Related Company is any company that would qualify to be a Rule 58 Subsidiary but for the fact that a substantial portion of its revenues are derived from activities outside the United States. FirstEnergy is seeking authorization to make additional investments in Energy Related Companies in
     Item 1.15.2 below.

(5) The Commission has previously authorized financing transactions subject to these same general parameters. See SCANA Corporation, supra n. 3.

               1.5.1 Effective Cost of Money; Security. The effective cost of money on Long-term Debt of any series will not exceed at the time of issuance the greater of (i) 500 basis points over the yield to maturity of a U.S. Treasury Security having a remaining term approximately equal to the term of such series of Long-term Debt or (ii) a gross spread over a U.S. Treasury Security that is consistent with similar securities of comparable credit quality and maturities issued by other companies. The dividend or distribution rate on any series of Preferred Securities will not exceed at the time of issuance the greater of (i) 500 basis points over the yield to maturity of a U.S. Treasury Security having a remaining term equal to the term of such series of Preferred Securities or (ii) a rate that is consistent with similar securities of comparable credit quality and maturities (or perpetual preferred stock) issued by other companies. The effective cost of money on Short-term Debt will not exceed the greater of (i) 500 basis points over the comparable term London Interbank Offered Rate ("LIBOR") or (ii) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies. All debt issued by FirstEnergy will be unsecured.

               1.5.2 Maturity of Debt and Final Redemption on Preferred Securities. The maturity of any series of Long-term Debt will not exceed 50 years. All series of Preferred Securities (other than Preferred Stock, which may be perpetual) will be redeemed no later than 50 years after the issuance thereof.

               1.5.3 Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application/Declaration (not including any original issue discount) will not exceed 5% of the principal or total amount of the security being issued.

               1.5.4 Use of Proceeds. The proceeds from the sale of securities in external financing transactions will be used for general corporate purposes, including financing, in part, of the capital expenditures of FirstEnergy and its Subsidiaries, financing of working capital requirements of FirstEnergy and its Subsidiaries, the acquisition, retirement or redemption pursuant to Rule 42 of securities previously issued by FirstEnergy or its Subsidiaries, and other lawful purposes, including direct or indirect investments in EWGs, FUCOs, ETCs, Rule 58 Subsidiaries, Energy Related Companies or other businesses approved by the Commission. Without limiting the foregoing, FirstEnergy proposes to utilize the full amount of its requested authority to issue Short-term Debt ($1.5 billion) in order to fund advances to the Money Pools, as described in Item 1.11 below. The Applicants represent that no such financing proceeds will be used to acquire the securities of any new subsidiary unless such acquisition is consummated in accordance with an order of the Commission (including the order issued in this proceeding) or an available exemption under the Act or rules thereunder.

     Under the Merger Order, FirstEnergy was authorized to utilize the proceeds of authorized financing to increase its "aggregate investment" in EWGs and FUCOs to $5 billion, which includes FirstEnergy's and GPU's investments in EWGs and FUCOs at the time of the merger ("Current Investment") and amounts relating to certain facilities owned by Ohio Edison, Cleveland Electric, Toledo Edison, and Penn Power that may be transferred to EWGs ("GenCo Investments"). FirstEnergy committed that, during the authorization period under the Merger Order, new investments in EWGs and FUCOs would not exceed $1.5 billion and requested the Commission to reserve jurisdiction over an "aggregate investment" in EWGs and FUCOs, other than Current Investment and GenCo Investments, in an amount over

$1.5 billion. FirstEnergy is requesting a continuation, without change, of these limitations through the Authorization Period as applied to utilization of proceeds of financing authorized in this proceeding.

               1.5.5 Common Equity Ratio. FirstEnergy commits that it will maintain common equity as a percentage of consolidated capitalization (as reflected on the balance sheets contained in its most recent Form 10-K or Form 10-Q filed with the Commission pursuant to the Securities Exchange Act of 1934 ("1934 Act"), and including short-term debt and current maturities of long-term debt) at 30% or higher at all times during the Authorization Period.

     Further, each Utility Subsidiary currently has a common equity component of total capitalization in excess of 30%. FirstEnergy commits that each Utility Subsidiary will maintain common equity as a percentage of consolidated capitalization (determined in the same manner specified above) at 30% or higher during the Authorization Period.

     The consequence of failing to maintain common equity of at least 30% of consolidated capitalization when required is that FirstEnergy and its Subsidiaries (or if such failure were only by a Utility Subsidiary, such company) would not be authorized to issue securities in a transaction subject to Commission approval except for securities which would result in an increase in such common equity percentage.

     FirstEnergy requests that the Commission reserve jurisdiction over the issuance of securities in those circumstances where FirstEnergy or a Utility Subsidiary does not comply with the 30% common equity criteria, pending completion of the record upon filing of a post-effective amendment hereto.

               1.5.6 Investment Grade Ratings. _____ Applicants further represent that, except for securities issued for the purpose of funding money pool operations, no guarantees or other securities, other than Common Stock, may be issued in reliance upon the authorization granted by the Commission pursuant to this Application/Declaration, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated are rated investment grade; and (iii) all outstanding securities of the top level registered holding company that are rated are rated investment grade (collectively, the "Investment Grade Ratings Criteria"). For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization ("NRSRO"), as that term is used in paragraphs (c)(2)(vi)(E),
(F) and (H) of Rule 15c3-1 under the 1934 Act. Applicants request that the Commission reserve jurisdiction over the issuance of any securities in reliance upon the authorization granted by the Commission pursuant to this Application/Declaration where one or more of the Investment Grade Ratings Criteria are not met.

          1.6 Description of Specific Types of Financing.

               1.6.1 FirstEnergy External Financing. FirstEnergy requests authorization to increase its capitalization during the Authorization Period through the issuance of Common Stock, Preferred Securities, Long-term Debt and/or Short-term Debt, as described below. The aggregate amount of new financing obtained by FirstEnergy during the Authorization Period from the issuance and sale of Common Stock, when combined with the amount of new financing obtained from the issuance and sale of Preferred Securities, Long-term Debt, and/or Short-term Debt, and other than for purposes of refunding or replacing securities where FirstEnergy's capitalization is not increased as a result thereof, shall not exceed $4.5 billion, provided that the aggregate amount of Short-term Debt at any time outstanding shall not exceed $1.5 billion. All securities issued by FirstEnergy in accordance with the authorization requested herein, including, without limitation, securities issued for the purpose of refunding or retiring outstanding securities, will comply with the applicable parameters set forth in Item 1.5 above. In addition, FirstEnergy seeks the flexibility to enter into certain hedging transactions to manage interest rate risk associated with indebtedness.

               (a) Common Stock. FirstEnergy may issue and sell Common Stock or options, warrants, equity-linked securities or other stock purchase rights exercisable for Common Stock. Common Stock financings may be effected pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents as discussed below or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such Common Stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

     FirstEnergy may sell Common Stock covered by this Application/Declaration in any one of the following ways: (i) through underwriters or dealers; (ii) through agents; (iii) directly to a limited number of purchasers or a single purchaser; or (iv) directly to employees (or to trusts established for their benefit), shareholders and others through Stock Plans (as described in Item
1.6.3 below). If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by FirstEnergy) or directly by one or more underwriters acting alone. The securities may be sold directly by FirstEnergy or through agents designated by FirstEnergy from time to time. If dealers are utilized in the sale of any of the securities, FirstEnergy will sell such securities to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If Common Stock is being sold in an underwritten offering, FirstEnergy may grant the underwriters thereof a "green shoe" option permitting the purchase from FirstEnergy at the same price of additional shares then being offered solely for the purpose of covering over-allotments.

     Under Rule 58 and Sections 32, 33 and 34 of the Act, FirstEnergy is or will be authorized to acquire securities of companies engaged in functionally related businesses, Rule 58 Subsidiaries, EWGs, FUCOs, ETCs and, to the extent approved herein, Energy Related Companies. In connection with any such transactions, FirstEnergy may conclude that it would be advantageous for tax or other reasons to issue shares of Common Stock or options, warrants or other stock purchase rights exercisable for Common Stock as consideration for the equity securities or assets of other companies to be acquired, provided that the acquisition of any such equity securities or assets has been authorized in this proceeding or in a separate proceeding or is exempt under the Act or the rules thereunder.(6)

               (b) Preferred Securities. FirstEnergy seeks to have the flexibility to issue its authorized Preferred Stock or other types of Preferred Securities (including, without limitation, trust preferred securities or monthly income preferred securities) directly or indirectly through one or more special-purpose Financing Subsidiaries organized by FirstEnergy specifically for such purpose as described herein. The proceeds of Preferred Securities would provide an important source of future financing for the operations of and investments in non-utility businesses, which are exempt under the Act or have been approved by the Commission.(7) Preferred Stock or other types of Preferred Securities may be issued in one or more series with such rights, preferences and priorities as may be designated in the instrument creating each such series, as determined by FirstEnergy's Board of Directors. Dividends or distributions on Preferred Securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Preferred Securities may be convertible or exchangeable into shares of FirstEnergy Common Stock or indebtedness.

     Preferred Securities may be sold directly through underwriters or dealers in connection with an acquisition.

               (c) Long-Term Debt. Long-term Debt may be issued directly by FirstEnergy or indirectly through one or more Financing Subsidiaries organized by FirstEnergy in the form of bonds, notes, medium-term notes or debentures under one or more indentures (each, the "FirstEnergy Indenture") or long-term indebtedness under agreements with banks or other institutional lenders. Each series of Long-term Debt would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms and other terms and conditions as FirstEnergy may determine at the time of issuance. Any Long-term Debt (a) may be convertible into any other securities of FirstEnergy,
(b) will have maturities ranging from one to 50 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking fund provisions, (e) may provide for reset of the coupon pursuant to a remarketing arrangement, (f) may be subject to tender or the obligation of the issuer to repurchase at the election of the holder or upon the occurrence of a specified event, (g) may be called from existing investors by a third party and (h) may be entitled to the benefit of affirmative or negative financial or other covenants.

----------
(6) The Commission has previously approved the issuance of common stock as consideration for the acquisition of a new business in an exempt transaction or transaction that has been approved in a separate proceeding. In addition to the Merger Order, see, e.g., SCANA Corporation, Holding Co. Act Release No. 27137 (Feb, 14, 2000).

(7) The Commission has previously approved similar proposals to issue preferred securities and long-term debt securities directly or indirectly through special-purpose financing entities. In addition to the Merger Order, see The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000) and Pepco Holdings Inc., et al., Holding Co. Act release No. 27557 (July 31,
     2002).

     The maturity dates, interest rates, redemption and sinking fund provisions, tender or repurchase and conversion features, if any, with respect to the Long-term Debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding. Specific terms of any Long-term Debt will be determined by FirstEnergy at the time of issuance and will comply in all regards with the parameters on financing authorization set forth in Item 1.5 above.

               (d) Short-Term Debt. FirstEnergy seeks authority to issue Short-term Debt in the form of commercial paper, promissory notes and/or other forms of short-term indebtedness in an aggregate principal amount at any time outstanding not to exceed $1.5 billion.

     FirstEnergy proposes to establish from time to time new committed bank lines of credit, provided that only the principal amount of any borrowings outstanding thereunder will be counted against the proposed Short-term Debt limit. Credit lines may be set up for use by FirstEnergy for general corporate purposes in addition to credit lines to support commercial paper as described in this subsection. FirstEnergy will borrow and repay under such lines of credit, from time to time, as it is deemed appropriate or necessary. All borrowings under such credit lines will mature in less than one year. FirstEnergy may also engage in other types of short-term financing, including borrowings under uncommitted lines, generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

     FirstEnergy may also sell commercial paper in established domestic or European commercial paper markets from time to time. Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from FirstEnergy will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

               1.6.2 Hedging Transactions.

               (a) Interest Rate Hedges. FirstEnergy requests a continuation of its authority to enter into and perform Hedge Instruments in order to reduce or manage the volatility of interest rates on its or its Subsidiaries' outstanding indebtedness, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements. Hedge Instruments may also include issuance of structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or Agency (e.g., FNMA) obligations or LIBOR-based swap instruments. The transactions would be for fixed periods and stated notional amounts. FirstEnergy would employ Hedge Instruments as a means of prudently managing the risk associated with any of its or its Subsidiaries' outstanding debt issued pursuant to this authorization or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt and (iii) limiting the impact of changes in interest rates resulting from variable rate debt. In no case will the notional principal amount of any interest rate swap exceed the greater of the value of the underlying debt instrument or the present market value of the underlying debt instrument and related interest rate exposure. Each Hedge Instrument will be entered into for a fixed or determinable period. Thus, FirstEnergy will not engage in speculative transactions. FirstEnergy will only enter into agreements with counterparties ("Approved Counterparties") whose senior debt ratings, as published by a national recognized rating agency, are greater than or equal to "BBB," or an equivalent rating.

               (b) Anticipatory Hedges. In addition, FirstEnergy requests authorization to enter into and perform Anticipatory Hedges with respect to its or its Subsidiaries' anticipated debt offerings, subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded Hedge Instruments (a "Forward Sale"), (ii) the purchase of put options on Hedge Instruments (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options Hedge Instruments (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of Hedge Instruments, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to, structured notes, caps and collars, appropriate for the Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. FirstEnergy or the appropriate Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. FirstEnergy or the appropriate Subsidiary may decide to lock in interest rates and/or limit its exposure to interest rate increases.

     FirstEnergy will comply with Statement of Financial Accounting Standards ("SFAS") 133 ("Accounting for Derivative Instruments and Hedging Activities") and SFAS 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") or such other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB"). The Hedge Instruments and Anticipatory Hedges approved hereunder will qualify for hedge accounting treatment under the current FASB standards in effect and as determined at the date such Hedge Instruments or Anticipatory Hedges are entered into. FirstEnergy also requests authority to enter into Hedge Instruments and Anticipatory Hedges which do not qualify for hedge accounting treatment by the FASB, and requests that the Commission reserve jurisdiction on this request until the record is complete.(8)

               1.6.3 Issuance of Common Stock Pursuant to Stock Plans. FirstEnergy proposes, from time to time during the Authorization Period, to issue and/or acquire in open market transactions or by some other method which complies with applicable law and Commission interpretations then in effect for

----------
(8) The proposed terms and conditions of the Hedge Instruments and Anticipatory Hedges are the same as authorized under the Merger Order and consistent with approvals that the Commission has granted in other cases. See e.g. SCANA Corporation, supra n. 3.

the purpose of reissuance up to 30 million additional shares of Common Stock pursuant to the FirstEnergy Stock Investment Plan ("SIP") and other Stock Plans described below. Any newly issued shares of Common Stock will be counted against the overall $4.5 billion limit on new external financing; shares of Common Stock purchased in the open market or otherwise acquired for the purpose of reissuance under Stock Plans will not be counted against the overall $4.5 billion limit on new external financing.

     The SIP provides a way for shareholders and employees of FirstEnergy and its Subsidiaries, as well as others, to purchase shares of Common Stock. Holders of preferred stock of FirstEnergy's Utility Subsidiaries are also eligible to participate in the SIP. Participants in the SIP may:

     (1) Reinvest all or a portion of cash dividends paid on stock of FirstEnergy or its Subsidiaries that is registered in their names, as well as any Common Stock credited to their plan accounts, to purchase shares of Common Stock.

     (2) Make an initial investment in Common Stock with a cash payment of at least $250 or, if already a shareholder or employee of FirstEnergy or its Subsidiaries, make an investment in Common Stock with optional cash investments at any time of at least $25 per payment. After non-shareholders or non-employees make the initial investment, such persons can also make additional optional cash investments of at least $25. Cash investments are limited to a maximum of $100,000 per calendar year.

     (3) Receive certificates for whole shares of Common Stock credited to their plan accounts upon request.

     (4) Deposit certificates representing Common Stock into the SIP for safekeeping.

     (5) Sell shares of Common Stock credited to their plan accounts through the SIP.

     Cash dividends and cash investments under the SIP may be used to purchase shares of Common Stock which, at FirstEnergy's option, either will be purchased on behalf of plan participants in the open market by Morgan Stanley & Co. Incorporated, as the Independent Agent, or will be newly issued shares. The price of shares purchased in the open market under the SIP will be the weighted average price paid by the Independent Agent for the shares over the purchase period. The price of newly issued shares acquired under the SIP will be the average of the high and low prices of Common Stock as reported in The Wall Street Journal's report of New York Stock Exchange Composite Transactions for the investment date. In both cases, the purchase price will include a transaction fee to cover FirstEnergy's administrative costs and, if shares are purchased in the open market, the fees of the Independent Agent for its services in executing those purchases.

     FirstEnergy also currently has in force several employee and director stock-based plans. These include an Executive and Director Incentive Compensation Plan, an Executive Deferred Compensation Plan, a Deferred Plan for Directors, two employee Savings Plans and two plans that were assumed by FirstEnergy in connection with the merger between Ohio Edison and Centerior Energy Corporation ("Centerior") that resulted in the formation of FirstEnergy.

Under the Executive and Director Incentive Compensation Plan, employees can receive stock options, stock appreciation rights, restricted stock, performance shares and/or cash awards and directors can receive stock options and restricted stock. Under the Executive Deferred Compensation Plan and the Deferred Plan for Directors, participants may elect to defer part of their salary or incentive awards, or fees in the case of directors, into a deferred cash or stock account. Under the two Savings Plans, money that is invested, including employer matching contributions, may be allocated to the purchase of Common Stock. Under the two Centerior plans no further awards can be made; existing options, however, may be exercised until February 26, 2007.

     FirstEnergy requests authority to issue shares of Common Stock and/or options, warrants, stock appreciation rights and similar securities, under the authorization and within the limitations set forth herein in order to satisfy its obligations under the existing Stock Plans described above. Shares of Common Stock for use under these Stock Plans may either be newly issued shares or shares purchased on the open market. FirstEnergy will make any open-market purchases of Common Stock in accordance with the terms of or in connection with the operation of the Stock Plans pursuant to Rule 42. FirstEnergy also proposes to issue and/or purchase shares of Common Stock and/or options, warrants, stock appreciation rights and similar securities, pursuant to these Stock Plans, as they may be amended or extended, and similar plans or plan funding arrangements hereafter adopted without any additional prior Commission order.

               1.6.4 Rights. Under the Merger Order, the Commission authorized FirstEnergy to implement the terms of a Rights Agreement, dated as of November 18, 1997, between FirstEnergy and The Bank of New York, as rights agent (the "Rights Agreement"). Under the Rights Agreement (Exhibit B-4 hereto), FirstEnergy assigned one Right for each outstanding share of Common Stock. The Rights expire on November 28, 2007. Each Right entitles the registered holder of the associated share of Common Stock to purchase from FirstEnergy one share of Common Stock at a price of $70 per share (the "Purchase Price") when the Rights become exercisable, subject to adjustment following certain specified takeover events such that a holder of a Right (other than any "Acquiring Persons," as defined in the Rights Agreement) would have the right to receive, upon exercise thereof, shares of Common Stock having a current value equal to double the Purchase Price. FirstEnergy requests a continuation through the Authorization Period of its authority under the Merger Order to implement the Rights Agreement. Any shares of Common Stock issued upon exercise of the Rights will not be counted against the proposed $4.5 billion limit on new external financing by FirstEnergy.

          1.7 Financing Subsidiaries. FirstEnergy and the Subsidiaries request authority to acquire, directly or indirectly, the equity securities of one or more Financing Subsidiaries. Financing Subsidiaries may be corporations, trusts, partnerships or other entities created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of FirstEnergy and the Subsidiaries through the issuance of Long-term Debt or Preferred Securities, to third parties and the transfer of the proceeds of such financings to FirstEnergy or such Subsidiaries. FirstEnergy and, to the extent not exempt under Rule 52, Subsidiaries also request authorization to issue their subordinated unsecured notes ("Subordinated Notes") to any Financing Subsidiary to evidence the loan of financing proceeds by a Financing Subsidiary to its parent company. The principal amount, maturity and interest rate on any such Subordinated Notes will be designed to parallel the amount, maturity and interest or distribution rate on the securities issued by a Financing Subsidiary in respect of which the Subordinated Note is issued.

The amount of securities issued by any Financing Subsidiary to third parties pursuant to the authorization requested herein will be included in the overall external financing limitation, if any, authorized for the immediate parent company of such Financing Subsidiary. However, the amount of Subordinated Notes issued by a parent company to its Financing Subsidiary will not be counted against such external financing limitation. Securities issued by any Financing Subsidiary to third parties shall be exempt pursuant to Rule 52 (and therefore reportable on Form U-6B-2) only if such securities, if issued directly by the parent company of such the Financing Subsidiary, would be exempt under Rule 52.

     FirstEnergy or a Subsidiary may, if required, guarantee or enter into support or expense agreements in respect of the obligations of any such Financing Subsidiaries. Subsidiaries may also provide guarantees and enter into support or expense agreements, if required, on behalf of such entities. However, to avoid double counting, the guarantees of securities issued by Financing Subsidiaries shall not be counted against the $4 billion limitation on FirstEnergy Guarantees and Non-Utility Subsidiary Guarantees (see Item 1.10 below).(9)

          1.8 Utility Subsidiary Financing.

               1.8.1. General. The capitalization of each of the Primary Utility Subsidiaries as of March 31, 2003 is shown on Exhibit H-1 hereto. ATSI and NONGC do not have any outstanding securities other than common stock. Rule 52 provides an exemption from the prior authorization requirements of the Act for most of the issuances and sales of securities by the Utility Subsidiaries because such transactions must be approved by the relevant state public utility commission. In general, all securities issuances of the Utility Subsidiaries must be approved by the applicable state commission except as noted below.

          Ohio. The Public Utilities Commission of Ohio ("PUCO") regulates the issuance of all securities by public utility companies except for securities with a maturity of less than 12 months in an amount not greater than five percent of the par value of the other stocks, bonds, notes or other evidences of indebtedness of such companies and securities subject to an order of approval under the Act. Ohio Rev. Code ss. 4905.401. Ohio Edison, Toledo Edison and Cleveland Electric each have approval from the PUCO to issue short term indebtedness in excess of the five percent basket. Accordingly, Ohio Edison, Toledo Edison and Cleveland Electric will rely on Rule 52(a) for any securities issuance in the future (other than Hedge Instruments and Anticipatory Hedges).

          Pennsylvania. The Pennsylvania Public Utilities Commission ("PPUC") regulates all securities issuances other than securities with a maturity of one year or less or having no fixed maturity but payable on demand. 66 Pa. C.S. ss.ss. 1901(b)(4) and (5).

          New Jersey. The New Jersey Board of Public Utilities ("NJBPU") has jurisdiction over the issuance and sale of securities by public utilities except

----------
(9) The authorization sought herein with respect to financing entities is the same as granted under the Merger Order and consistent with orders issued to other holding companies. See e.g., Pepco Holdings, Inc., et al., supra n. 7 and Ameren Corporation, et al., Holding Co. Act Release No. 27645 (Jan. 29,
     2003).

with respect to indebtedness having a maturity of less than 12 months from the date of issuance. N.J. Stat. Ann. ss.ss. 48:3-9.

               1.8.2 Short-term Debt of JCP&L, Penn Power, Penelec, Met-Ed, ATSI and NONGC. JCP&L, Penn Power, Penelec, Met-Ed, ATSI and NONGC will rely on Rule 52 for all securities issuances except for the issuance of short-term debt securities, which is exempt from approval in the applicable states and therefore is subject to Commission approval under the Act. As previously indicated, JCP&L, Penelec and Met-Ed are currently authorized under the Prior GPU Order to issue and sell short-term indebtedness from time to time through December 31, 2003.(10) In this proceeding, JCP&L, Penelec and Met-Ed are requesting authority to increase and extend their current authorization to issue short-term debt securities through the Authorization Period. The order issued in this proceeding will therefore supersede and replace the Prior GPU Order.

     Specifically, JCP&L, Penn Power, Met-Ed, Penelec, ATSI and NONGC propose to issue and sell Short-term Debt in the form of commercial paper, promissory notes and/or other forms of short-term indebtedness in an aggregate principal amount at any time outstanding not to exceed (i) in the case of JCP&L and Penn Power, the limitation on short-term indebtedness contained in their respective charters ($428 million and $50 million, respectively, as of December 31, 2002), (ii) $250 million in the case of each of Penelec and Met-Ed, (iii) $500 million in the case of ATSI, and (iv) in the case of NONGC, the lesser of (A) five percent of the par value of the other stocks, bonds, notes or other evidences of indebtedness of NONGC and (B) $2 million. Commercial paper may be sold to dealers in established domestic or European commercial paper markets from time to time in the manner described in Item 1.6.1 above. In addition, JCP&L, Penn Power, Penelec, Met-Ed, ATSI and NONGC may establish and renew from time to time committed bank lines of credit, and engage in other types of short-term financing, including borrowings under uncommitted lines, generally available to borrowers with comparable credit ratings as they deem appropriate in light of their needs and market conditions at the time of borrowing. All Short-term Debt issued by JCP&L, Penn Power, Penelec, Met-Ed, ATSI and NONGC will comply with the parameters for Short-term Debt set forth in Item 1.5 above.

     The proceeds of short-term securities issued by JCP&L, Penn Power, Penelec, Met-Ed, ATSI and NONGC will be used only for the financing, in part, of their respective capital expenditures for their existing utility business, financing of their respective working capital requirements, the acquisition, retirement or redemption pursuant to Rule 42 of securities previously issued by them, respectively (but not the securities of the other) and other lawful purposes, excluding direct or indirect investment in EWGs, FUCOs, ETCs or other non-utility subsidiaries.

               1.8.3 Financing Risk Management Devices. To the extent not exempt under Rule 52, the Utility Subsidiaries request authority to enter into and

----------
(10) York Haven and Waverly Electric will continue to obtain financing through intercompany borrowings from their parent corporations or otherwise through the Utility Money Pool and likely will not engage in third-party financing.

perform Hedge Instruments and Anticipatory Hedges subject to the limitations and requirements applicable to FirstEnergy described in Item 1.6.2 above.

          1.9 Non-Utility Subsidiary Financings. The Non-Utility Subsidiaries are engaged in and expect to continue to be active in the development and expansion of their existing energy-related or otherwise functionally-related, non-utility businesses. They will be competing with large, well-capitalized companies in different sectors of the energy industry and other industries. In order to quickly and effectively invest in such competitive arenas, it will be necessary for the Non-Utility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. These financings will include issuance by Non-Utility Subsidiaries of common stock or other equity securities, preferred securities or debt in capital raising transactions and to be used to acquire stock or assets in then existing unaffiliated companies which will become "affiliates" (within the meaning of the Act) or Subsidiaries so long as such acquisitions are consistent with the Non-Utility Subsidiaries' then existing businesses in accordance with Rule 52(b) and Rule 58. The majority of such financings will be exempt from prior Commission authorization pursuant to Rule 52(b).

     In order to be exempt under Rule 52(b), any loans by FirstEnergy to a Non-Utility Subsidiary or by one Non-Utility Subsidiary to another must have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, in the limited circumstances where the Non-Utility Subsidiary making the borrowing is not wholly owned by FirstEnergy, directly or indirectly, authority is requested under the Act for FirstEnergy or a Non-Utility Subsidiary, as the case may be, to make such loans to such less than wholly-owned Subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital.(11) If such loans are made to a less than wholly-owned Non-Utility Subsidiary, such company will not sell any services to any Subsidiary unless such purchasing company falls within one of the categories of companies to which goods and services may be sold on a basis other than "at cost" as described in Item 1.18.1 below. Furthermore, in the event any such loans are made, FirstEnergy will include in the next certificate filed pursuant to Rule 24 in this proceeding substantially the same information as that required on Form U-6B-2 with respect to such transaction.

          1.10 Guarantees.

               1.10.1 FirstEnergy Guarantees. FirstEnergy requests a continuation of its current authorization to provide FirstEnergy Guarantees with respect to the obligations of its Subsidiaries as may be appropriate or necessary to enable such Subsidiaries to carry on in the ordinary course of their respective businesses, including guarantees of non-affiliated third-party obligations in the ordinary course of FirstEnergy's business,(12) in an aggregate amount which, together with Non-Utility Subsidiary Guarantees (defined

----------
(11) The Commission has previously authorized substantially similar proposals. In addition to the Merger Order, see Pepco Holdings, Inc., et al., supra n. 7 and National Fuel Gas Company, et al., Holding Co. Act Release No. 27600 (Nov. 12, 2002).

(12) Guarantees of third-party obligations were approved in the Merger Order and in Exelon Corporation, Holding Co. Act Release No. 27266 (Nov. 2, 2000). FirstEnergy requests that the Commission reserve jurisdiction over the issuance of guarantees for the benefit of non-affiliated third parties.

below), shall not exceed $4.0 billion outstanding at any one time (including obligations exempt pursuant to Rule 45 and guarantees and other forms of credit support provided by FirstEnergy or any Non-Utility Subsidiary that are outstanding on the effective date of the order issued in this proceeding).

     As part of normal business activities, FirstEnergy enters into various agreements on behalf of its Subsidiaries to provide financial or performance assurances to third parties. Such agreements include contract guarantees, surety bonds and rating-contingent collateralization provisions. As of March 31, 2003, the maximum potential future payments under outstanding guarantees and other assurances totaled $960.2 million.

     FirstEnergy Guarantees may be provided from time to time with respect to obligations of Subsidiaries that are not capable of exact quantification. In such cases, FirstEnergy will determine the exposure under such guarantee for purposes of measuring compliance with the $4.0 billion limitation by appropriate means including estimation of exposure based on loss experience or projected potential payment amounts. If appropriate, such estimates will be made in accordance with GAAP. Such estimation will be reevaluated periodically. Any FirstEnergy Guarantees shall also be subject to the limitations of Rule 53(a)(1) or Rule 58(a)(1), as applicable. FirstEnergy may charge each Subsidiary a fee for each guarantee provided on its behalf that is not more than that obtainable by the beneficiary of the guarantee from third parties. Any guarantees or other credit support arrangements outstanding at the end of the Authorization Period will remain in place and expire or terminate in accordance with their terms.

               1.10.2 Non-Utility Subsidiary Guarantees. In addition to guarantees that may be provided by FirstEnergy, the Non-Utility Subsidiaries request authority during the Authorization Period to provide to other Non-Utility Subsidiaries guarantees and other forms of credit support ("Non-Utility Subsidiary Guarantees"). The Non-Utility Subsidiary Guarantees, together with FirstEnergy Guarantees, will not exceed $4.0 billion outstanding at any one time. The Non-Utility Subsidiary providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above. Any guarantees or other credit support arrangements outstanding at the end of the Authorization Period will remain in place and expire or terminate in accordance with their terms.

          1.11 Continuation of the Money Pools. FirstEnergy and the Utility Subsidiaries hereby request authorization to continue to maintain and fund the Utility Money Pool, and the Utility Subsidiaries, to the extent not exempted by Rule 52, also request authorization to make unsecured short-term borrowings from the Utility Money Pool and to contribute surplus funds to the Utility Money Pool and to lend and extend credit to (and acquire promissory notes from) one another through the Utility Money Pool.

     In addition, FirstEnergy and the remaining Subsidiaries, all of which are Non-Utility Subsidiaries, hereby request authorization to continue to maintain and fund the Non-Utility Money Pool. Borrowings and extensions of credit under the Non-Utility Money Pool by the Non-Utility Subsidiaries are exempt from the prior approval requirements of the Act under Rules 45(b) and 52. To the extent not exempt under Rules 45(b) and 52, FirstEnergy is requesting authorization to contribute surplus funds and to lend and extend credit to (i) the Utility Subsidiaries through the Utility Money Pool and (ii) the Non-Utility Subsidiaries through the Non-Utility Money Pool.

     The Applicants believe that the cost of the proposed borrowings through the two Money Pools will generally be more favorable to the borrowing participants than the comparable cost of external short-term borrowings, and the yield to the participants contributing available funds to the two Money Pools will generally be higher than the typical yield on short-term investments.

               1.11.1 Utility Money Pool. Under the Utility Money Pool Agreement (Exhibit B-1 hereto), short-term funds are available from the following sources for short-term loans to the Utility Subsidiaries from time to time: (1) surplus funds in the treasuries of Utility Money Pool participants other than FirstEnergy; (2) surplus funds in the treasury of FirstEnergy (such funds in clauses (1) and (2) being referred to as "Internal Funds"); and (3) proceeds from bank borrowings by Utility Money Pool participants or the sale of commercial paper by FirstEnergy or the Utility Subsidiaries for loan to the Utility Money Pool (such funds being referred to as "External Funds"). Funds are made available from such sources in such order as the administrator of the Utility Money Pool, FE ServCo, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the pool. The determination of whether a Utility Money Pool participant at any time has surplus funds to lend to the Utility Money Pool or shall lend funds to the Utility Money Pool would be made by such participant's chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant's sole discretion.

     Utility Money Pool participants that borrow would borrow pro rata from each company that lends, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Utility Money Pool. On any day when more than one fund source (e.g., if there are External Funds as well as Internal Funds), with different rates of interest, is used to fund loans through the Utility Money Pool, each borrower would borrow pro rata from each such fund source in the Utility Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Utility Money Pool. Borrowings under the Utility Money Pool by the Primary Utility Subsidiaries have been authorized by each of the applicable state commissions and are therefore exempt pursuant to Rule 52(a). ATSI, NONGC, Waverly Electric and York Haven each requests authorization to borrow up to $50 million at any time outstanding under the Utility Money Pool.

     Borrowings from the Utility Money Pool require authorization by the borrower's chief financial officer or treasurer, or by a designee thereof. No party is required to effect a borrowing through the Utility Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from banks or through the sale of its own commercial paper. No loans through the Utility Money Pool may be made to, and no borrowings through the Utility Money Pool may be made by, FirstEnergy.

     The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Utility Money Pool participants lending External Funds to the Utility Money Pool would initially be paid by the participant maintaining such line. A portion of such costs - or all of such costs in the event a Utility Money Pool participant establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the Utility Money Pool - would be retroactively allocated every month to the companies borrowing such External Funds through the Utility Money Pool in proportion to their respective daily outstanding borrowings of such External Funds.

     If only Internal Funds make up the funds available in the Utility Money Pool, the interest rate applicable and payable to or by Utility Subsidiaries for all loans of such Internal Funds will be the greater of the 30-day LIBOR rate as quoted in The Wall Street Journal or the money market rate that a lending participant could have obtained if it placed its excess cash in such an investment.

     If only External Funds comprise the funds available in the Utility Money Pool, the interest rate applicable to loans of such External Funds would be equal to the lending company's cost for such External Funds (or, if more than one Utility Money Pool participant had made available External Funds on such day, the applicable interest rate would be a composite rate equal to the weighted average of the cost incurred by the respective Utility Money Pool participants for such External Funds).

     In cases where both Internal Funds and External Funds are concurrently borrowed through the Utility Money Pool, the rate applicable to all loans comprised of such "blended" funds would be a composite rate equal to the weighted average of (a) the cost of all Internal Funds contributed by Utility Money Pool participants (as determined pursuant to the second-preceding paragraph above) and (b) the cost of all such External Funds (as determined pursuant to the immediately preceding paragraph above). In circumstances where Internal Funds and External Funds are available for loans through the Utility Money Pool, loans may be made exclusively from Internal Funds or External Funds, rather than from a "blend" of such funds, to the extent it is expected that such loans would result in a lower cost of borrowings.

     Funds not required by the Utility Money Pool to make loans (with the exception of funds required to satisfy the Utility Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank certificates of deposit; (vii) Eurodollar funds; and
(viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

     The interest income and investment income earned on loans and investments of surplus funds would be allocated among the participants in the Utility Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the Utility Money Pool and the cost of funds provided to the Utility Money Pool by such participant.

     Each Utility Subsidiary receiving a loan through the Utility Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than one year after the date of such loan. All loans made through the Utility Money Pool may be prepaid by the borrower without premium or penalty.

               1.11.2 Non-Utility Money Pool. The Non-Utility Money Pool is operated on the same terms and conditions as the Utility Money Pool, except that FirstEnergy funds made available to the two money pools are made available to the Utility Money Pool first and thereafter to the Non-Utility Money Pool. Under the Non-Utility Money Pool Agreement (Exhibit B-3 hereto), no loans may be made to, and no borrowings may be made by, FirstEnergy. All contributions to, and borrowings from, the Non-Utility Money Pool are exempt pursuant to the terms of Rule 52 under the Act. Under the Merger Order, all existing Non-Utility Subsidiaries of FirstEnergy and GPU at the time of the merger were authorized to participate in the Non-Utility Money Pool.

               1.11.3 Other Contributions to Money Pool. FirstEnergy and the Utility Subsidiaries may contribute funds to the Utility Money Pool from the issuance of short-term debt as authorized above or pursuant to an exemption under the Act. FirstEnergy may contribute funds from the issuance of Short-term Debt to the Non-Utility Money Pool and the Non-Utility Subsidiaries may contribute funds from the issuance of short-term debt to the Non-Utility Money Pool.

               1.11.4 Operation of the Money Pools and Administrative Matters. Operation of the Utility and Non-Utility Money Pools, including record keeping and coordination of loans, will continue to be handled by FE ServCo under the authority of the appropriate officers of the participating companies. FE ServCo will continue to administer the Utility and Non-Utility Money Pools on an "at cost" basis and will maintain separate records for each money pool. Surplus funds of the Utility Money Pool and the Non-Utility Money Pool may be combined in common short-term investments, but separate records of such funds shall be maintained by FE ServCo as administrator of the pools, and interest thereon shall be separately allocated, on a daily basis, to each money pool in accordance with the proportion that the amount of each money pool's surplus funds bears to the total amount of surplus funds available for investment from both money pools.

               1.11.5 Use of Proceeds. Proceeds of any short term borrowings under the Utility and Non-Utility Money Pools may be used by the borrowing
Subsidiary: (i) for the interim financing of its construction and capital expenditure programs; (ii) for its working capital needs; (iii) for the repayment, redemption or refinancing of its debt and preferred stock; (iv) to meet unexpected contingencies, payment and timing differences, and cash requirements; and (v) to otherwise finance its own business and for other lawful general corporate purposes.

          1.12 Tax Allocation Agreement. FirstEnergy financed the cash portion of the consideration paid in connection with the merger with GPU, approximately $2.2 billion, with borrowings under a credit agreement with a group of banks (the "Bank Bridge Loan"). Amounts outstanding under the Bank Bridge Loan were to be repaid by October 1, 2002 and carried an initial interest rate of LIBOR plus 1.25% per annum. Additional funds from the Bank Bridge Loan were used to repay approximately $1.5 billion of the short-term indebtedness of GPU and its subsidiaries outstanding immediately prior to the consummation of the Merger and to repay approximately $300 million of FirstEnergy's short-term indebtedness. Subsequently, on November 15, 2001, FirstEnergy issued $4 billion aggregate principal amount of unsecured notes ("Notes") having maturities of 2006 through 2031, the proceeds of which were used to repay in full the amounts outstanding under the Bank Bridge Loan.

     As used herein, the term "Acquisition Debt" includes that portion of the proceeds of the Notes used to repay the portions of the Bank Bridge Loan related to the $2.2 billion merger-related cash consideration and the $1.5 billion GPU-related short-term indebtedness. The term also includes indebtedness that may be incurred by FirstEnergy during the Authorization Period for the purposes of refinancing any of the foregoing indebtedness.

     Filed herewith as Exhibit I is a table identifying each component of the Acquisition Debt and the interest expenses incurred on each component. As shown on Exhibit I, the interest expense on the Acquisition Debt in 2002 was $286.5 million. Because FirstEnergy and its consolidated subsidiaries will file a consolidated income tax return, the interest expense on the Acquisition Debt will offset the group's consolidated taxable income and therefore reduce the overall tax liability of the group. By applying a hypothetical 35% tax rate to the consolidated taxable income of the group, the interest expense on the Acquisition Debt for 2002 will reduce the group's tax liability by about $100.3 million. However, as discussed below, unless the relief requested in this Application/Declaration is granted, FirstEnergy would not be able to retain, or share in, the tax benefit (i.e., the reduction in the group's income tax liability) that is associated with the interest it pays on the Acquisition Debt. Rather, under Rule 45(c), the benefit of the interest expense would have to be allocated to other members of the group with a positive allocation of tax (primarily the Utility Subsidiaries).

     The Applicants hereby request that the Commission authorize FirstEnergy and its Subsidiaries to enter into and allocate consolidated income taxes in accordance with the Tax Allocation Agreement that is filed herewith as Exhibit B-3. Under the proposed Tax Allocation Agreement, the consolidated tax would be allocated among the members of the group in proportion to the separate return tax liability of each member, provided that the tax apportioned to any subsidiary company of FirstEnergy will not exceed the "separate return tax" liability of such subsidiary.(13) This is the method of allocation permitted under Rule 45(c)(2)(ii).

     The Tax Allocation Agreement further provides that FirstEnergy will retain the benefit (in the form of the reduction in consolidated tax) that is attributable to the interest expense on the Acquisition Debt, rather than reallocate that tax savings to its subsidiary companies. In this respect, the proposed Tax Allocation Agreement does not comply with all of the requirements of Rule 45(c). The proposed Tax Allocation Agreement will therefore have the effect of assigning the tax benefit associated with the interest expense on the Acquisition Debt to the entity that is legally obligated for its payment - FirstEnergy, as issuer of the Acquisition Debt. At the same time, in accordance with Rule 45(c)(2), the portion of the consolidated tax allocated to any of FirstEnergy's subsidiaries will not exceed the "separate return tax" liability of such subsidiary (the "separate return limitation"). Thus, the proposed Tax Allocation Agreement will not have the effect of shifting a larger portion of the group's tax liability to any member of the group than such company would otherwise pay on a separate return basis. Exhibit J hereto illustrates the difference between the Rule 45(c) method and the proposed method in the amounts of tax that would be allocated to the members of the FirstEnergy group.

----------
(13) Under Rule 45(c), the "separate return tax" is defined to mean "the tax on the corporate taxable income of an associate company computed as though such company were not a member of a consolidated group."

     FirstEnergy will file, as an exhibit to its Annual Report on Form U5S, beginning with its Annual Report for 2002, a table in the form of Exhibit I hereto that identifies each component of the Acquisition Debt, the associated interest expense, and the amounts and dates of any prepayments or retirements in the outstanding balance thereof. Further, FirstEnergy will file, by an amendment to its Annual Report on Form U5S within 30 days of the date on which it files its consolidated tax return, a spreadsheet that shows the actual allocation of income taxes to each of the members of the consolidated group and that portion of tax (or negative tax) that is attributable to the interest expense on the Acquisition Debt.

     The Commission has previously approved the use of tax allocation agreements that are substantially identical to the proposed Tax Allocation Agreement in cases in which new registered holding companies have incurred substantial amounts of debt in order to finance a portion of the consideration paid to acquire another utility or holding company.(14)

          1.13 Changes in Capital Stock of Majority Owned Subsidiaries. The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to FirstEnergy or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued pursuant to this filing cannot be ascertained at this time. It may happen that the proposed sale of capital securities (i.e., common stock or preferred stock) may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value.

     As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change the terms of any 50% or more owned Subsidiary's authorized capital stock capitalization or other equity interests by an amount deemed appropriate by FirstEnergy or other intermediate parent company; provided that the consents of all other shareholders have been obtained for the proposed change. This request for authorization is limited to FirstEnergy's 50% or more owned Subsidiaries and will not affect the aggregate limits or other conditions contained herein. A Subsidiary would be able to change the par value, or change between par value and no-par stock, or change the form of such equity from common stock to limited partnership or limited liability company interests or similar instruments, or from such instruments to common stock, without additional Commission approval. Any such action by a Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the Utility Subsidiary is incorporated and doing business.(15) FirstEnergy will be subject to all applicable laws regarding the fiduciary duty of fairness of a majority shareholder to minority shareholders in any such 50% or more owned Subsidiary and will undertake to ensure that any change implemented under this paragraph comports with such legal requirements.

----------
(14) See The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000). Accord NiSource Inc., Holding Co. Act. Release No. 27567 (Sept. 12, 2002) and Progress Energy, Inc., et al., Holding Co. Act Release No. 27522 (Apr. 18, 2002).

(15) The Commission has previously approved substantially similar proposals. In addition to the Merger Order, see National Fuel Gas Company, supra n. 7 and Reliant Energy, Inc., et al., Holding Co. Act Release No. 27548 (July 5,
     2002).

          1.14 Payment of Dividends and other Payments Out of Capital or Unearned Surplus.

     FirstEnergy proposes, on behalf of every direct or indirect Non-Utility Subsidiary, that such companies be permitted to pay dividends with respect to the securities of such companies and/or acquire, retire or redeem any securities of such companies that are held by and associate company or affiliate, from time to time, through the Authorization Period, out of capital or unearned surplus, to the extent permitted under applicable corporate law. Without further approval of the Commission, no Non-Utility Subsidiary will declare or pay any dividend and/or acquire, retire or redeem any security of such company held by any associate company or affiliate out of capital or unearned surplus if that Non-Utility Subsidiary derives any material part of its revenues from sales of goods, services, electricity or natural gas to any of the Utility Subsidiaries.(16)

          1.15 Investment in Non-Utility Subsidiaries. First Energy seeks approvals to engage in certain activities described in this Item 1.15 relating to EWGs, FUCOs, ETCs (collectively, "Exempt Subsidiaries"), Rule 58 Subsidiaries and Energy Related Companies and make additional investments in other Non-Utility Subsidiaries approved by the Commission as requested in this Item
1.15 (collectively, "Non-Exempt Subsidiaries"). To the extent any of the activities described in this Item 1.15 constitute the providing of goods, services or construction from one associate company to another in the FirstEnergy system which would be subject to Section 13 of the Act, such goods, services or construction will be provided at cost as defined in Rules 90 and 91 unless an exemption from the at cost requirement is available under Rule 90(d) or otherwise approved in the Commission's order in this proceeding as requested in Item 1.18.1 below.

               1.15.1 Development Activities. In connection with existing and future non-utility businesses, FirstEnergy will engage directly or through Subsidiaries in preliminary development activities ("Development Activities") and administrative and management activities ("Administrative Activities") associated with such investments. Development Activities will be limited to: due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition or construction of facilities or the securities of other companies. FirstEnergy proposes to expend directly or through Non-Utility Subsidiaries up to $300 million in the aggregate outstanding at any time during the

----------
(16) The Commission has previously approved substantially similar proposals. In addition to the Merger Order, see Entergy Corporation, et al., Holding Co. Act Release No. 27626 (Dec. 20, 2002) and Alliant Energy Corporation, et al., Holding Co. Act Release No. 27448 (Oct. 3, 2001).

Authorization Period on all such Development Activities.(17) Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial and other support activities necessary to manage Development Activities and investments in Subsidiaries.

               1.15.2 Additional Investments in Energy-Related Companies. In the future, FirstEnergy proposes to make additional investments in Energy-Related Companies (which, but for non-U.S. activities, would be Rule 58 Subsidiaries) in the form of purchases of common stock and other securities, capital contributions, loans or open account advances, guarantees, or any combination of the foregoing. It is also contemplated that Energy-Related Companies may issue securities from time to time pursuant to the exemption provided under Rule 52 to investors other than FirstEnergy for the purpose of financing their operations. Direct or indirect investments by FirstEnergy in Energy Related Companies would be subject to the limitations applicable to investments in Rule 58 Subsidiaries.

               1.15.3 Intermediate Subsidiaries. FirstEnergy proposes to acquire directly or indirectly the securities of one or more corporations, trusts, partnerships, limited liability companies or other entities (collectively, "Intermediate Subsidiaries"), which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more Exempt Subsidiaries, Rule 58 Subsidiaries, Energy Related Companies or other Non-Exempt Subsidiaries, provided that Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, FirstEnergy requests authority for Intermediate Subsidiaries to engage in the activities described herein.

     There are several legal and business reasons for the use of limited purpose entities such as the Intermediate Subsidiaries in connection with making investments in Exempt Subsidiaries, Rule 58 Subsidiaries, Energy Related Companies and other Non-Exempt Subsidiaries. For example, the formation and acquisition of limited purpose entities is often necessary or desirable to facilitate financing the acquisition and ownership of a FUCO, an EWG or another non-utility enterprise. Furthermore, the laws of some foreign countries may require that the bidder in a privatization program be organized in that country. In such cases, it would be necessary to form a foreign Subsidiary as the entity (or participant in the entity) that submits the bid or other proposal. In addition, the interposition of one or more Intermediate Subsidiaries may allow FirstEnergy to defer the repatriation of foreign source income, or to take full advantage of favorable tax treaties among foreign countries, or otherwise to secure favorable U.S. income tax treatment that would not otherwise be available. Intermediate Subsidiaries would also serve to isolate business risks, facilitate subsequent adjustments to, or sales of, ownership interests by or among the members of the ownership group, or to raise debt or equity capital in domestic or foreign markets.

----------
(17) Amounts expended in the development of projects leading to an investment in an Exempt Subsidiary will not count against the limitation on expenditures for Development Activities. Amounts will be restored to the authorized Development Activities amount when a Subsidiary for which such amounts were expended becomes an Exempt Subsidiary.

     An Intermediate Subsidiary may be organized, among other things: (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, ETC or other non-utility company which, upon acquisition, would qualify as a Rule 58 Subsidiary, Energy Related Company or other Non-Exempt Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by FirstEnergy and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired Non-Utility Subsidiaries; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit FirstEnergy's exposure to U.S. and foreign taxes; (7) to further insulate FirstEnergy and the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

     Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from (a) borrowings, sales of common stock and guarantees authorized in the proceeding; (b) any appropriate future debt or equity securities issuance authorization obtained by FirstEnergy from the Commission; and (c) other available cash resources, including proceeds of securities sales by Non-Utility Subsidiaries pursuant to Rule 52. To the extent that FirstEnergy provides funds directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO, a Rule 58 Subsidiary or an Energy Related Company, the amount of such funds will be included in FirstEnergy's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.(18)

          1.16 Sale of Certain Goods and Services Outside the United States.Energy Related Companies request authority to sell goods and services to customers not only within the United States as permitted by Rule 58 but also outside the United States.19

     Approval is sought to engage in sales of the following goods and services outside the United States:

          o "Energy Management Services." Energy management services, including the marketing, sale, installation, operation and maintenance of various products and services related to energy

----------
(18) Intermediate Subsidiaries have been approved by the Commission in a number of instances. In addition to the Merger Order, see Cinergy Corp., Holding Co. Act Release No. 27124 (Jan. 11, 2000) and Alliant Energy Corporation, et al., Holding Co. Act Release No. 27448 (Oct. 3, 2001).

(19) The Commission has heretofore authorized non-utility subsidiaries of a registered holding company to provide various services outside the United States. In addition to the Merger Order, see American Electric Power Company, Inc., Holding Co. Act Release No. 27062 (Aug. 19, 1999) and Alliant Energy Corporation, et al., supra n. 18.

               management and demand-side management, including: energy and efficiency audits; meter data management, facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment; general advice on programs; the design, construction, installation, testing, sales, operation and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, fuel cells, uninterruptible power systems, alarm, security, access control and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, building automation and temperature controls, installation and maintenance of refrigeration systems, building infrastructure wiring supporting voice, video, data and controls networks, environmental monitoring and control, ventilation system calibration and maintenance, piping and fire protection systems, and design, sale, engineering, installation, operation and maintenance of emergency or distributed power generation systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical systems.

          o "Consulting Services." Consulting services with respect to energy- and gas-related matters for associate and nonassociate companies, as well as for individuals. Such consulting services would include technical and consulting services involving technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation or centralized billing, bill disaggregation tools and bill inserts), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar related services.

          o "Energy Marketing." The brokering and marketing of electricity, natural gas and other energy commodities, as well as providing incidental related services, such as fuel management, storage and procurement.

          o "Infrastructure Services." Utility infrastructure services, including the services provided by MYR, such as installing and maintaining underground communications and energy networks, high voltage transmission and distribution lines, substations and towers for electric and telecommunications companies, construction and ongoing maintenance services to industrial and municipal owners of complex electric and communications infrastructures on a nationwide basis, management of large volumes of technical service and repair work for communications and energy utilities and new residential design and construction services, permitting a single point of contact for the design and construction of all utility infrastructures (including electric, gas, water, sewer, cable and telephone) and outdoor lighting.

     In addition, FirstEnergy requests authority to provide through Subsidiaries other energy-related goods and services. These include incidental goods and services closely related to the consumption of energy and the maintenance of energy consuming property by customers. The need for these goods and services would arise as a result of, or evolve out of, the goods and services described above and do not differ materially from those goods and services. The proposed incidental goods and services would not involve the manufacture of energy consuming equipment but could be related to, among other things, the maintenance, financing, sale or installation of such equipment.(20)

     FirstEnergy requests the Commission (i) approve the Energy Management Services and Consulting Services anywhere outside the United States, (ii) approve Energy Marketing in Canada and Mexico and retain jurisdiction with respect to Energy Marketing elsewhere outside the United States, and (iii) retain jurisdiction over Infrastructure Services anywhere outside the United States. The descriptions of these activities and the terms of the requests for reservation of jurisdiction are the same as in the Merger Order.

          1.17 Approval For Subsidiary Reorganizations. FirstEnergy currently engages directly and indirectly in various non-utility businesses described in
Item 1.1 above. FirstEnergy requests authority, to the extent needed,(21) to sell or otherwise transfer (i) such businesses, (ii) the securities of current Subsidiaries engaged in some or all of these businesses or (iii) investments which do not involve a Subsidiary (i.e., less than 10% voting interest) to a Non-Utility Holding Company or a Subsidiary of Non-Utility Holding Company, and, to the extent approval is required, such Non-Utility Holding Company or any such Subsidiary of a Non-Utility Holding Company requests authority to acquire the assets of such businesses, securities or other investment interests. Alternatively, transfers of such securities or assets may be effected by share exchanges, share distributions or dividends followed by contribution of such securities or assets to the receiving entity. The transactions proposed in this
Item 1.17 will not involve the sale or other disposition of any utility assets of the Utility Subsidiaries and will not involve any corporate reorganization involving the Utility Subsidiaries. The approval sought in this Item 1.17 does not extend to the acquisitions of any new businesses or activities.

     In the future, following its direct or indirect acquisition of the securities of new Non-Utility Subsidiaries, FirstEnergy may determine to transfer such securities or the assets of such Non-Utility Subsidiaries and/or Non-Utility Subsidiaries existing as of the date of the Merger, to other direct or indirect Non-Utility Subsidiaries or to liquidate or merge Non-Utility Subsidiaries. Such internal transactions would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and necessary business purposes. FirstEnergy

----------
(20) See Columbia Energy Group, Holding Co. Act Release No. 26868 (May 6, 1998) (approving customer financing related to energy management services and consulting services outside the United States).

(21) The sale of securities, assets or an interest in other businesses to an associate company may, in some cases, be exempt pursuant to Rule 43(b).

requests authority to engage in such transactions, to the extent that they are not exempt under the Act and rules thereunder, through the Authorization Period.

     The Commission has given approval for such general corporate reorganizations in prior cases.(22)

          1.18 Exemption From Section 13(b).

               1.18.1 Transactions Involving Certain Categories of Non-Utility Companies. The Applicants request authorization for FE ServCo and the Non-Utility Subsidiaries to enter into agreements to provide construction, goods or services to certain associate companies enumerated below at fair market prices determined without regard to cost and therefore requests an exemption (to the extent that Rule 90(d) of the Act does not apply)(23) under Section 13(b)\ from the cost standards of Rules 90 and 91.

     In recent decisions,(24) the Commission has approved such relief allowing "at market" pricing for substantially the following transactions, and FirstEnergy requests similar relief, if the client company is:

          (1) a FUCO or an EWG that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

          (2) an EWG that sells electricity at market-based rates which have been approved by FERC or an appropriate state public utility commission, provided that the purchaser of the EWG's electricity is not an affiliated public utility or an affiliate that re-sells such power to an affiliated public utility;

          (3) a QF that sells electricity exclusively at rates negotiated at arm's length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, or to an electric utility company other than an affiliated electric utility at the purchaser's "avoided cost" determined under PURPA;

----------
(22) In addition to the Merger Order, see Reliant Energy, Inc., et al., supra n. 15 and Entergy Corporation, Holding Co. Act Release No. 27626 (Dec. 20,
     2002).

(23) Under Rule 90(d)(1), the price of services, construction or goods is not limited to cost if neither the buyer nor the seller of such services, construction or goods is (i) a public-utility holding company, (ii) an investment or similar company as defined in the Rule, (iii) a company in the business of selling goods to associate companies or performing services or construction (i.e., a "service company") or (iv) any company controlling an entity described in (i), (ii) or (iii). In general, therefore, goods, services or construction provided from one Non-Utility Subsidiary to other Non-Utility Subsidiaries (other than any service company) are not subject to the cost restrictions and may be priced at market, which may be above or below cost. A Non-Utility Subsidiary would generally be permitted to make such sales of goods, services or construction to another Non-Utility Subsidiary under Rule 87(b).

(24) In addition to the Merger Order, see Entergy Corporation, supra n. 22, and Alliant Energy Corporation, et al., supra n. 18).

          (4) an EWG or a QF that sells electricity at rates based upon its costs of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser of the electricity is not an affiliated public utility; or

          (5) a Rule 58 Subsidiary or any other Non-Utility Subsidiary that (a) is partially owned, provided that the ultimate purchaser of goods or services is not a Utility Subsidiary, (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to Non-Utility Companies described in (1) through (4) above or (c) does not derive, directly or indirectly, any part of its income from sources within the United States and is not a public-utility company operating within the United States.

               1.18.2 Continuation of Interim Exemption. As indicated, under the Merger Order, FEFSG is authorized to provide maintenance and repair services to FirstEnergy's pre-merger Utility Subsidiaries (namely, Ohio Edison, Toledo Edison, Cleveland Electric, Penn Power, NONGC and ATSI) under certain At-Market Service Arrangements, and in connection therewith granted an interim exemption under Section 13(b) of the Act permitting FEFSG to provide such services at market rates determined without regard to cost. This interim exemption will expire on June 30, 2003. Several of the longer-term At-Market Service Arrangements have terms that will extend past June 30, 2003. Accordingly, FEFSG is requesting that the Commission extend such interim exemption from June 30, 2003 to December 31, 2003. FEFSG will not undertake to provide any new maintenance and repair services to the Utility Subsidiaries after December 31, 2003 except in accordance with Rules 90 and 91, and will either terminate the At-Market Service Arrangements effective December 31, 2003 or amend such agreements to provide that the prices charged for maintenance and repair services after December 31, 2003 are in accordance with the requirements of Rules 90 and 91.

          1.19 Reports Pursuant to Rule 24.

               1.19.1 Reports by First Energy. It is proposed that, with respect to FirstEnergy, the reporting systems of the 1934 Act be integrated with the reporting system under the Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and FirstEnergy. To effect such integration, the portion of the filings under the Securities Act of 1933 (the "1933 Act") and the 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorizations granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application/Declaration. Such certificates of notification would be filed within 60 days after the end of the first three calendar quarters and 90 days after the end of the last calendar quarter, in which transactions occur commencing with the first calendar quarter ended at least 45 days following the date of the Commission's order in this proceeding.

     A copy of relevant documents (e.g., underwriting agreements, indentures, bank agreements) for the relevant quarter will be filed with, or incorporated by reference from, 1933 Act or 1934 Act filings in such Rule 24 certificates.

     The Rule 24 certificates will contain the following information as of the end of the applicable quarter (unless otherwise stated below) :

               (a) The sales of any Common Stock or Preferred Securities by FirstEnergy and the purchase price per share and the market price per share at the date of the agreement of sale;

               (b) The total number of shares of Common Stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans, including any employee benefit plans or dividend reinvestment plans hereafter adopted;

               (c) If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquiror;

               (d) The amount and terms of any Long-term Debt, Preferred Securities and Short-term Debt issued by FirstEnergy during the quarter;

               (e) The amount and terms of any Short-term Debt issued by JCP&L, Penn Power, Penelec, Met-Ed, ATSI or NONGC during the quarter, and the principal balance of borrowings by each Utility Subsidiary under the Utility Money Pool at the end of the quarter and average interest rate on Utility Money Pool borrowings during the quarter;

               (f) The amount and terms of any financings consummated by any Non-Utility Subsidiary that are not exempt under Rule 52;

               (g) If a FirstEnergy Guarantee or Non-Utility Subsidiary Guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee;

               (h) The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties thereto;

               (i) The name, parent company and amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter and the amount and terms of any securities issued by such Subsidiaries during the quarter;

               (j) A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing;

               (k) Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including FirstEnergy, that has engaged in jurisdictional financing transactions during the quarter;

               (l) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of FirstEnergy on a consolidated basis and each Primary Utility Subsidiary; and

               (m) A retained earnings analysis of FirstEnergy on a consolidated basis and each Primary Utility Subsidiary detailing gross earnings, dividends paid out of each capital account (specifying separately the paid-in, surplus, retained earnings and other capital accounts) and the resulting capital account balances at the end of the quarter.

               (n) Notification of any change in the ratings provided by nationally recognized rating agencies of any security issued by FirstEnergy or its Utility Subsidiaries occurring during the applicable quarter.

               (o) A computation in accordance with Rule 53(a) setting forth FirstEnergy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings," and a calculation of the amount remaining under the Modified Rule 53 Test as then in effect;

               (p) A breakdown showing FirstEnergy's aggregate investment in each individual EWG/FUCO project covered by the Modified Rule 53 Test (as defined in Item 3.2 below);

               (q) Consolidated capitalization ratio of FirstEnergy as of the end of that quarter, with consolidated debt to include all short-term debt and non-recourse debt of all EWGs and FUCOs;

               (r) The market-to-book ratio of FirstEnergy's Common Stock;

               (s) Identification of any new EWG/FUCO project covered by the Modified Rule 53 Test in which FirstEnergy has invested or committed to invest during the preceding quarter;

               (t) Analysis of the growth in consolidated retained earnings which segregates total earnings growth of EWGs and FUCOs from that attributable to other Subsidiaries of FirstEnergy; and

               (u) A statement of revenues and net income for each EWG and FUCO for the 12 months ending as of the end of that quarter.

     Future Registration Statements filed under the 1933 Act with respect to securities that are subject of the Application/Declaration will be filed or incorporated by reference as exhibits to the next certificate filed pursuant to Rule 24.

               1.19.2 Reports by Non-Utility Holding Companies. The Non-Utility Holding Companies will continue to file a single consolidated quarterly report pursuant to Rule 24 of all investments in Subsidiaries. Such reports will be filed within 60 days after the end of the first three calendar quarters and 90 days after the end of the last calendar quarter, in which transactions occur commencing with the first calendar quarter ended at least 45 days following the date of the Commission's order in this proceeding. Concurrently with the filing of such report, a copy thereof will be furnished to each state commission having jurisdiction over retail rates of the Utility Subsidiaries.(25) It is proposed that such combined report also be in lieu of any separate notification on Form U-6B-2 that would otherwise be required with respect to exempt securities issuances. The Rule 24 report shall include:

               (a) A copy of the balance sheet and income statement for Non-Utility Holding Company and its consolidated Subsidiaries;

               (b) A narrative description of Development Activities and of any investments during the quarter just ended, organized by category (Exempt Subsidiaries, Rule 58 Subsidiaries, Energy Related Companies and other Non-Exempt Subsidiaries);

               (c) Amounts and forms of guarantees of, and similar provisions and arrangements concerning, performing and undertaking of other obligations by a Non-Utility Holding Company or any direct or indirect Rule 58 Subsidiary, Energy Related Company or Non-Exempt Subsidiary on behalf of other direct or indirect Subsidiaries of a Non-Utility Holding Company;

               (d) A description of services obtained by Non-Utility Holding Company, or any direct or indirect Subsidiary of a Non-Utility Holding Company, from the Utility Subsidiaries, specifying the type of service, the number of personnel from each associate company providing services during the quarter and the total dollar value of such services;

               (e) An organization chart in the form of Exhibit E hereto, showing, as of the end of such quarterly period, all associated companies of FirstEnergy, in addition to each Non-Utility Holding Company, that are Exempt Subsidiaries (identifying each as an EWG, FUCO or ETC, as applicable), Rule 58 Subsidiaries, Energy Related Companies and other Non-Exempt Subsidiaries (identifying each as an Intermediate Subsidiary or Financing Subsidiary, as applicable); and FirstEnergy's percentage equity ownership in each such entity;

               (f) A description of the type and amount and, if a debt instrument, the maturity and interest rate, of any securities (including guarantees) issued by a Non-Utility Holding Company and each Non-Exempt Subsidiary pursuant to Rule 52 or Rule 45(b), as applicable; and

----------
(25) Subsidiaries that are Rule 58 Subsidiaries will also continue to file quarterly reports on Form U-9C-3. In addition, FirstEnergy will provide such information as may be required by Form U5S with respect to any EWGs or FUCOs in which it may acquire an interest.

               (g) The notional amount, identity of counterparty, and principal terms of any Anticipatory Hedge transaction entered into by Non-Utility Holding Company, or any direct or indirect Non-Exempt Subsidiary of Non-Utility Holding Company.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES
          ------------------------------

          The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application/Declaration will not exceed $50,000. The fees, commissions and expenses to be incurred in connection with any specific financing transaction proposed herein will be within the parameters set forth in Item 1.5 above.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS
          -------------------------------

          3.1 General. Sections 6(a), 7, 9(a), 10, 12 and 13(b) of the Act and Rules 26(c), 42, 43, 45, 46, 53, 54, 87(b), and 90 - 92 thereunder are considered applicable to the proposed transactions.

          3.2 Rules 53 and 54. The proposed transactions are also subject to the requirements of Rules 53 and Rule 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied.

     FirstEnergy currently meets all of the conditions of Rule 53(a), except for clause (1). In the Merger Order, the Commission, among other things, authorized FirstEnergy to invest in EWGs and FUCOs so that FirstEnergy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs does not exceed $5 billion, which $5 billion amount is greater than the amount which would be permitted by clause (1) of Rule 53(a) which, based on FirstEnergy's consolidated retained earning of $1.84 billion as of March 31, 2003, would be $920 million. The Merger Order also specifies that this $5 billion amount may include amounts invested in EWGs and FUCOs by FirstEnergy and GPU at the time of the Merger Order ("Current Investments") and amounts relating to possible transfers to EWGs of certain generating facilities owned by certain of FirstEnergy's operating utilities ("GenCo Investments"). FirstEnergy has made the commitment that through June 30, 2003, its aggregate investment in EWGs and FUCOs other than the Current Investments and GenCo Investments ("Other Investments") will not exceed $1.5 billion (the "Modified Rule 53 Test"). FirstEnergy requests that the Commission continue to reserve jurisdiction over Other Investments that exceed such $1.5 billion amount.

     As of March 31, 2003, and on the same basis as set forth in the Merger Order, FirstEnergy's aggregate investment in EWGs and FUCOs was approximately $1.31 billion,(26) an amount significantly below the $5 billion amount authorized in the Merger Order. Additionally, as of March 31, 2003, consolidated retained earnings were $1.84 billion. By way of comparison, FirstEnergy's consolidated retained earnings as of December 31, 2001 were $1.52 billion.

     In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which FirstEnergy currently has an interest, there would be no basis for the Commission to withhold approval of the transactions proposed herein. With respect to capitalization, since the date of the Merger Order, there has been no material adverse impact on FirstEnergy's consolidated capitalization resulting from FirstEnergy's investments in EWGs and FUCOs. As of December 31, 2002, FirstEnergy's consolidated capitalization consisted of 33% common equity, 1.7% cumulative preferred stock, 1.9% subsidiary - obligated mandatorily redeemable preferred securities, 58.3% long-term debt and 5.1% notes payable. As of December 31, 2001, those ratios were as follows: 30.3% common equity, 3.1% cumulative preferred stock, 2.2% subsidiary-obligated mandatorily redeemable preferred securities, 60.9% long term debt and 3.5% notes payable. Additionally, the proposed transactions will not have any material impact on FirstEnergy's capitalization. Further, since the date of the Merger Order, FirstEnergy's investments in EWGs and FUCOs have contributed positively to its level of earnings, other than for the negative impact on earnings due to FirstEnergy's writedowns of its investments in Avon Energy Partners Holdings ("Avon") and GPU Empresa Distribuidora Electrica Regional S.A. ("Emdersa").(27)

     Further, since the date of the Merger Order, and, after taking into account the effects of the Merger, there has been no material change in FirstEnergy's level of earnings from EWGs and FUCOs.

     The Utility Subsidiaries are financially sound companies as indicated by their investment grade ratings from the nationally recognized rating agencies for their senior unsecured debt. The following chart includes a breakdown of the

----------
(26) This $1.31 billion amount represents Current Investments only. As of March 31, 2003, FirstEnergy had no Genco Investments.

(27) At the time of the Merger Order, FirstEnergy identified certain former GPU EWG and FUCO investments for divestiture within one year. Among those identified were Avon, a holding company for Midlands Electricity plc, an electric distribution business in the United Kingdom and Emdersa and affiliates, an electric distribution business in Argentina. In May 2002, FirstEnergy sold 79.9% of its interest in Avon, and in the fourth quarter of 2002, recorded a $50 million charge ($32.5 million net of tax) to reduce the carrying value of its remaining 20.1% interest. Additionally, FirstEnergy did not reach a definitive agreement to sell Emdersa as of December 31, 2002, and therefore, the Emdersa assets could no longer be treated as "assets pending sale" on the FirstEnergy consolidated balance sheets. On November 1, 2002, FirstEnergy began consolidating the results of Emdersa's operations in its financial statements. In the fourth quarter of 2002, FirstEnergy recorded a one-time, after-tax charge of $88.8 million (comprised of $104.1 million in currency transaction losses arising principally from U.S. dollar denominated debt, offset by $15.3 million of operating income). In addition to the currency transaction losses, FirstEnergy recognized a currency translation adjustment in other comprehensive income of $91.5 million as of December 31, 2002. These accounting charges, in the aggregate, resulted in a $212.8 million decrease in FirstEnergy's consolidated capitalization of $21.55 billion as of December 31, 2002, which amount includes short-term borrowings.

senior, unsecured credit ratings for those Utility Subsidiaries that have ratings:

     Subsidiary              Standard & Poors(28)   Moody's(29)   Fitch(30)
     Ohio Edison             BBB-                   Baa2          ---
     Cleveland Electric      BBB-                   Baa3          ---
     Toledo Edison           BBB-                   Baa3          BB
     Penn Power              BBB-                   Baa2          ---
     JCP&L                   BBB                    ---           ---
     Met-Ed                  BBB                    ---           ---
     Penelec                 BBB                    A2            BBB+

     FirstEnergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With respect to Rule 53(a)(2), FirstEnergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With respect to Rule 53(a)(3), no more than 2% of the employees of FirstEnergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which FirstEnergy directly or indirectly holds an interest. With respect to Rule 53(a)(4), FirstEnergy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With respect to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred.

ITEM 4.   REGULATORY APPROVALS
          --------------------

          Set forth below is a summary of the regulatory approvals Applicants have obtained or expect to obtain in connection with the authorizations sought herein. Except as set forth below, no other state or local regulatory body or agency, and no other federal commission or agency, has jurisdiction over such transactions.

          4.1 External Financing. No state or federal regulatory body, agency or commission, other than the Commission, has jurisdiction over the external financing transactions for which FirstEnergy is seeking authorization. As noted in Item 1.8.1 above, all external financings by the Utility Subsidiaries will be exempt from approval by the Commission under Rule 52(a) except for Short-term Debt of JCP&L, Penelec, Penn Power, Met-Ed, ATSI and NONGC.

          4.2 Utility Money Pool.As noted in Item 1.11.1 above, borrowings under the Utility Money Pool by each of the seven Primary Utility Subsidiaries have been approved by the relevant state public utility commission and are therefore exempt under Rule 52(a), subject to applicable borrowing limits. All such state

----------
(28) Standard & Poor's Rating Services

(29) Moody's Investors Service, Inc.

(30) Fitch, Inc.

approvals will be maintained during the Authorization Period to permit each Primary Utility Subsidiary's continuing participation in the Utility Money Pool.

          4.3 Tax Allocation Agreement. Under 66 Pa.C.S.A. ss. 2202, which relates to contracts and other arrangements between public utilities and their affiliates, approval of the PPUC is required in order for Penelec, Met-Ed and Penn Power to become parties to the proposed Tax Allocation Agreement. A copy of the joint application by Penelec, Met-Ed, and Penn Power with the PPUC for approval of the Tax Allocation Agreement is filed herewith as Exhibit D-1 and the secretarial letter noting approval by the PPUC is filed herewith as Exhibit D-2.

ITEM 5.   PROCEDURE
          ---------

          The Commission has issued a notice of filing of this Application/Declaration, as amended (Holding Co. Act Release No. 27683), and no hearing has been requested. Accordingly, the Applicants request that an order approving the transactions proposed herein be issued as soon as the Commission's rules allow and in any event not later than June 30, 2003. The Applicants further request that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicants submit that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions and that the Division of Investment Management may assist with the preparation of the Commission's decision and/or order in this matter unless the Division of Investment Management opposes the matters covered hereby.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS
          ---------------------------------

          (a)  EXHIBITS.
               --------

          A-1 Amended Articles of Incorporation of FirstEnergy. (Incorporated by reference to Exhibit 4(a) Registration Statement on Form S-3 filed on March 17, 2003 in File No. 333-103865)

          A-2 FirstEnergy Amended Code of Regulations. (Incorporated by reference to Exhibit 3 to Annual Report on Form 10-K/A filed on April 16, 2001 in File No. 333-21011)

          B-1 Utility Money Pool Agreement. (Incorporated by reference to Exhibit N-2 to the Form U-1 Application/Declaration in File No. 70-9793)

          B-2 Non-Utility Money Pool Agreement. (Incorporated by reference to Exhibit N-3 to the Form U-1 Application/Declaration in File No. 70-9793)

          B-3  Form of Tax Allocation Agreement. (Previously filed)

          B-4 Rights Agreement between FirstEnergy and The Bank of New York, as rights agent. (Incorporated by reference to Exhibit 4.1 to

               FirstEnergy's Current Report on Form 8-K, dated December 1, 1997, in File No. 333-21011)

          C-1 Registration Statement on Form S-3, filed March 17, 2003. (Incorporated by reference to File No. 333-103865)

          C-2 Registration Statement on Form S-3, as amended, filed February 11, 2003 (Stock Investment Plan). (Incorporated by reference to File No. 333-102074)

          C-3 Registration Statement on Form S-8, filed November 26, 2002 (Rights Agreement and Deferred Compensation Plans). (Incorporated by reference to File No. 333-21011)

          D-1 Joint Application of Penelec, Met-Ed and Penn Power to the PPUC for approval of Tax Allocation Agreement. (Filed herewith)(31)

          D-2 Secretarial letter noting approval by the PPUC of the Tax Allocation Agreement. (Filed herewith)

          E Organization Chart of FirstEnergy and Subsidiaries. (Form SE - Paper format only) (Previously filed)

          F-1  Opinion of Thelen Reid & Priest LLP. (Filed herewith)

          F-2  Opinion of Gary D. Benz, Esq. (Filed herewith)

          G    Form of Federal Register Notice. (Previously filed)

          H Capitalization Ratios of Primary Utility Subsidiaries at December 31, 2002. (Previously filed)

          H-1 Capitalization Ratios of FirstEnergy and Primary Utility Subsidiaries at March 31, 2003. (Filed herewith)

          I Table showing components of Acquisition Debt and related interest expense in 2002. (Filed herewith)(32)

----------
(31) This exhibit is substituted for an exhibit that was incorrectly filed as part of Amendment No. 1 in this proceeding.

(32) This exhibit is substituted for an exhibit that was incorrectly filed as part of Amendment No. 1 in this proceeding.

          J Illustration showing difference in allocation of consolidated income taxes under Rule 45(c) and proposed Tax Allocation Agreement. (Previously filed)

          K-1 Pro forma capitalization ratios for FirstEnergy consolidated and Cleveland Electric at year-end 2003 - 2005. (Filed confidentially pursuant to Rule 104)

          K-2 FirstEnergy cash flow projections for years 2003 - 2005. (Filed confidentially pursuant to Rule 104)


          (b)  FINANCIAL STATEMENTS.
               --------------------

          FS-1 FirstEnergy Consolidated Balance Sheets as of December 31, 2002, and Consolidated Statements of Income, Statement of Retained Earnings, and Consolidated Statements of Cash Flows for the year ended December 31, 2002. (Incorporated by reference to FirstEnergy Form 10-K for the period ended December 31, 2002) (File No. 333-21011)

          FS-2 Ohio Edison Company Consolidated Balance Sheet as of December 31,
               2002, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the year ended December 31, 2002. (Incorporated by reference to Ohio Edison Company Form 10-K for the period ended December 31, 2002) (File No. 1-2578)

          FS-3 The Cleveland Electric Illuminating Company Consolidated Balance
               Sheet as of December 31, 2002, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the year ended December 31, 2002. (Incorporated by reference to The Cleveland Electric Illuminating Company Form 10-K for the period ended December 31, 2002) (File No. 1-2323)

          FS-4 The Toledo Edison Company Consolidated Balance Sheet as of
               December 31, 2002, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the year ended December 31, 2002. (Incorporated by reference to The Toledo Edison Company Form 10-K for the period ended December 31, 2002) (File No. 1-3583)

          FS-5 Pennsylvania Power Company Consolidated Balance Sheet as of
               December 31, 2002, and Consolidated Statements of Income, Statement of Retained Earnings, and Consolidated Condensed Statements of Cash Flows for the year ended December 31, 2002.

               (Incorporated by reference to Pennsylvania Power Company Form 10-K for the period ended December 31, 2002) (File No. 1-3491)

          FS-6 Metropolitan Edison Company Consolidated Balance Sheet as of
               December 31, 2002, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the year ended December 31, 2002. (Incorporated by reference to Metropolitan Edison Company Form 10-K for the period ended December 31, 2002) (File No. 1-446)

          FS-7 Pennsylvania Electric Company Consolidated Balance Sheet as of
               December 31, 2002, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the year ended December 31, 2002. (Incorporated by reference to Pennsylvania Electric Company Form 10-K for the period ended December 31, 2002) (File No. 1-3522)

          FS-8 Jersey Central Power & Light Company Consolidated Balance Sheet as of December 31, 2002, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the year ended December 31, 2002. (Incorporated by reference to Jersey Central Power & Light Company Form 10-K for the period ended December 31, 2002) (File No. (File No. 1-3141)

          FS-9 FirstEnergy Consolidated Balance Sheets as of March 31, 2003, and
               Consolidated Statements of Income, Statement of Retained Earnings, and Consolidated Statements of Cash Flows for the three months ended March 31, 2003. (Incorporated by reference to FirstEnergy Form 10-Q for the period ended March 31, 2003) (File No. 333-21011)

         FS-10 Ohio Edison Company Consolidated Balance Sheet as of March 31,
               2003, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the three months ended March 31, 2003. (Incorporated by reference to Ohio Edison Company Form 10-Q for the period ended March 31, 2003) (File No. 1-2578)

         FS-11 The Cleveland Electric Illuminating Company Consolidated Balance
               Sheet as of March 31, 2003, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the three months ended March 31, 2003. (Incorporated by reference to The Cleveland Electric Illuminating Company Form 10-Q for the period ended March 31,
               2003) (File No. 1-2323)

         FS-12 The Toledo Edison Company Consolidated Balance Sheet as of March
               31, 2003, and Consolidated Statements of Income, Statement of

               Retained Earnings and Consolidated Condensed Statements of Cash Flows for the three months ended March 31, 2003. (Incorporated by reference to The Toledo Edison Company Form 10-Q for the period ended March 31, 2003) (File No. 1-3583)

         FS-13 Pennsylvania Power Company Consolidated Balance Sheet as of
               March 31, 2003, and Consolidated Statements of Income, Statement of Retained Earnings, and Consolidated Condensed Statements of Cash Flows for the three months ended March 31, 2003. (Incorporated by reference to Pennsylvania Power Company Form 10-Q for the period ended March 31, 2003) (File No. 1-3491)

         FS-14 Metropolitan Edison Company Consolidated Balance Sheet as of
               March 31, 2003, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the three months ended March 31, 2003. (Incorporated by reference to Metropolitan Edison Company Form 10-Q for the period ended March 31, 2003) (File No. 1-446)

         FS-15 Pennsylvania Electric Company Consolidated Balance Sheet as of
               March 31, 2003, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the three months ended March 31, 2003. (Incorporated by reference to Pennsylvania Electric Company Form 10-Q for the period ended March 31, 2003) (File No. 1-3522)

         FS-16 Jersey Central Power & Light Company Consolidated Balance Sheet as of March 31, 2003, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the three months ended March 31, 2003. (Incorporated by reference to Jersey Central Power & Light Company Form 10-Q for the period ended March 31, 2003) (File No. (File No. 1-3141)

     There have been no material changes, not in the ordinary course of business, to the aforementioned balance sheets from March 31, 2003, to the date of this amended and restated Application/Declaration.

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS
          ---------------------------------------

          The proposed transactions do not involve "major federal actions significantly affecting the quality of the human environment" as set forth in
Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. Consummation of the proposed transactions will not result in changes in the operations of the Applicants that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                   SIGNATURES

     Pursuant to the requirements of the 1935 Act, the undersigned companies have duly caused this Application/Declaration to be signed on their behalves by the undersigned thereunto duly authorized.

                                     FirstEnergy Corp.
                                     Ohio Edison Company and its Subsidiaries
                                     The Cleveland Electric Illuminating Company
                                     The Toledo Edison Company
                                     Pennsylvania Power Company
                                     American Transmission Systems, Incorporated
                                     Northeast Ohio Natural Gas Corp.
                                     FE Acquisition Corp.
                                     FirstEnergy Properties, Inc.
                                     FirstEnergy Facilities Services Group, LLC
                                     FE Holdings, LLC
                                     FELHC, Inc.
                                     FirstEnergy Securities Transfer Company
                                     FirstEnergy Nuclear Operating Company
                                     FirstEnergy Solutions Corp.
                                     FirstEnergy Generation Corp.
                                     FirstEnergy Ventures Corp.
                                     Marbel Energy Corporation
                                     Centerior Indemnity Trust
                                     Centerior Service Company
                                     FirstEnergy Service Company
                                     Jersey Central Power & Light Company
                                     Pennsylvania Electric Company
                                     Metropolitan Edison Company
                                     York Haven Power Company
                                     Waverly Electric Power & Light Company
                                     GPU Capital, Inc.
                                     GPU Electric, Inc.
                                     GPU Diversified Holdings, LLC
                                     GPU Enertech Holdings, Inc.
                                     GPU Power, Inc.
                                     GPU Telcom Services, Inc.
                                     GPU Nuclear, Inc.
                                     MYR Group, Inc.


                                     By: /s/ Harvey L. Wagner
                                             ----------------
                                     Name:   Harvey L. Wagner
                                     Title:  Vice President and Controller

Date: June 30, 2003